UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                        Form 40-F ☐

Grifols, S.A.

Half Year 2024 Results

Grifols Accelerates Performance in Q2 and Reaffirms Full Year Guidance

•	The second quarter delivers revenue growth of 9.3% cc1 to EUR 1,818 million, driving the total for H1’24 to EUR 3,444 million, a 7.5% cc increase as compared to H1'23, with all Business Units fueling this growth

•	Adjusted EBITDA grew 28% cc to reach EUR 441 million (a 24.2% margin) in Q2’24, contributing to EUR 791 million and a 23.0% margin in H1’24

•	Positive free cash flow (EUR 57 million) in Q2’24 driven by working capital optimization

•	Reported net profit turned positive to EUR 36 million in H1’24, increasing by EUR 106 million compared to H1’23. Net income excl. one-offs amounted to EUR 152 million

•	Leverage ratio declined to 5.5x, driven by EBITDA improvement and the €1.6 billion cash inflow from the SRAAS divestment completed in June

•	Reaffirmed guidance for 2024

Barcelona, Spain – July 30, 2024 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines, today reported solid financial results for the first half of 2024 on the back of a strong second quarter.

Thomas Glanzmann, Executive Chairman, remarked, “We are pleased to have delivered strong quarterly performance and to reaffirm our guidance for the full year 2024. We remain focused on strengthening our governance and executing our strategy, including debt management. The successful closing of the SRAAS deal, as part of the strategic alliance with Haier, serves as a testament to this, and we expect it will also drive opportunities in China’s fast-growing plasma and diagnostics market.”

Nacho Abia, Chief Executive Officer, added, “Thanks to the hard work of the Grifols team, I’m pleased to report that in the second quarter we achieved positive free cash flow, significant sequential EBITDA expansion and near double-digit revenue growth. As we move into the second half of the year, we remain laser-focused on implementing our disciplined approach to operational excellence and cost management to further improve free cash flow generation and deliver sustainable profitability.”

Business Segment Performance

In the first half of 2024, total revenue reached EUR 3,444 million, a year-over-year increase of 7.5% cc, on the back of an accelerated growth in the second quarter of +9.3% cc spread across all Business Units.

Biopharma delivered 8.9% cc growth in the first half of 2024 with an 8.4% growth in the second quarter. The immunoglobulin franchise grew by 13.1% cc in the first six months of the year (+13.7% cc in the quarter), supported by increasing demand in key regions and continued strong adoption of our subcutaneous immunoglobulin, Xembify®, which surged almost 60% cc in the first half, driven by its performance in the U.S. and its successful commercialization in European countries.

Note: For comparative purposes with H1'24, the financial statements for H1'23 have been re-expressed according to the Inside Information released on July 30, 2024, and further disclosed in accordance with Note 2(d) of the Consolidated Interim Financial Statements for H1'24

1 Operating or constant currency (cc) excludes changes rate variations reported in the period

Additionally, albumin revenues grew by 9.6% cc (+11.9% in the quarter) driven by increased demand in China. Alpha-1 and Specialty proteins were flat including the strategic switch of specialty pharma partner in the U.S. during Q2’24 to strengthen the value proposition for Alpha-1 patients for the future.

Diagnostic sales amounted to EUR 322 million in the first half of the year, increasing by 1.9% cc like-for-like2 (-3.7% cc reported) and driven by a 1.2% cc uptick in the second quarter on the back of strong Blood Typing Solutions (+14.0% cc) and Immunoassay Donor Screening (+7.6% cc).

Bio Supplies’ revenue increase by 32.6% cc resulting in EUR 110 million for the first half of 2024.

Plasma supply continued to increase in the first half of 2024, while cost per liter (CPL) stabilized in the second quarter following a 2% decline in March 2024 compared to December 2023, which added up to the 22% drop since the peak of July 2022. Overall, outlook for plasma remains positive, with significant opportunities for further cost reductions triggered by current initiatives focused on increasing efficiencies, streamlining operations and digitization.

Financial Performance and Leverage

Adjusted EBITDA for the second quarter of 2024 amounted to EUR 441 million, with a 24.2% margin and a 27.9% growth at constant currency. For the first half of the year, it reached EUR 791 million, achieving a 23.0% margin and a 24.1% growth at constant currency. This performance reflects strong operational execution, cost-per-liter reduction in the second half of 2023, and higher fixed-cost absorption in the first half of 2024.

Reported EBITDA for the second quarter reached EUR 414 million and EUR 724 million in the first half, with margins of 22.8% and 21.0%, respectively. Reported EBITDA for the first half mainly included EUR 44 million of non-recurring transaction and restructuring costs and EUR 22 million from the Biotest Next Level (BNL) project3.

Reported net profit turned positive to EUR 36 million in the first half of 2024 from negative EUR (70) million in the same period last year. Net income excl. one-offs amounted to EUR 152 million.

Free cash flow generation continues to be Grifols’ top priority. Positive free cash flow of EUR 57 million in the second quarter is indicative of the significant sequential improvement expected throughout the year. Working capital improvements, driven by optimized inventory levels, were the largest contributors to the strong free cash flows in the quarter.

Deleveraging remains a key priority for Grifols, and the company made significant progress in the second quarter using the proceeds from the successfully completed SRAAS transaction to lower the company’s leverage ratio to 5.5x.

2 Excluding the EUR 19 million commercial true-up in Immunoassay Donor Screening (formerly Recombinant proteins) from the first quarter of 2023

3 Biotest Next Level (BNL) is a one-off project aimed to increase production capacity in Dreieich, Germany

Net financial debt as per the Credit Facility stood at EUR 8,262 million. This amount does not include the impact of the financial obligations related to leasing, primarily of plasma centers (IFRS 16) – the related impact is EUR 1,134 million as of June 30, 2024. Therefore, net financial debt as per Balance Sheet was EUR 9,396 million.

As of June 30, 2024, and excluding the EUR 1.6 billion net proceeds from the SRAAS transaction, Grifols had a liquidity position of EUR 915 million, with a cash position of EUR 568 million.

FY24 Guidance

REVENUE (at cc)
Total revenue growth	7%+
Biopharma revenue growth	8-10%

EBITDA adjusted
EBITDA adjusted	EUR 1,800m+
EBITDA adjusted margin	25-26%

Financial Metrics

(in million EUR)	Q2’24		% vs. PY reported	% vs. PY cc	H1’24		% vs. PY reported	% vs. PY cc
Total revenue	1,818	m	+9.3%	+9.3%	3,444	m	+6.8%	+7.5%
EBITDA Adjusted	441	m	+26.3%	+27.9%	791	m	+22.2%	+24.1%
EBITDA margin Adjusted	24.2%		+320bps	-	23.0%		+280bps	-
Free Cash Flow	57	m	-	-	(196	)m	-	-
Leverage Ratio	5.5	x	-	-	5.5	x	-	-
Liquidity	915	m	-	-	915	m	-	-
Net profit	15	m	-61.1%	-	36	m	n/a	-
Net profit excl. one-offs	105	m	+127.1%	-	152	m	+328.7%	-

Note: All figures are consolidated, including Biotest. Leverage ratio definitions as per Credit Facility

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from our website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, Tuesday, July 30, 2024, at 6:30 pm CET / 12:30 pm EST to provide a Business Update and its Half Year 2024 Financial Results. To view and listen to the webcast and view the presentation, click on Grifols Q2’24 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

The transcript and webcast replay of the call will be available on the web site at www.grifols.com/en/investors within 24 hours after the end of the live conference call.

INVESTORS:

Investors Relations & Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols.com - sustainability@grifols.com

Tel. +34 93 571 02 21

MEDIA CONTACTS:

Grifols Press Office media@grifols.com / Tel. +34 93 571 00 02

Spain

Duomo Comunicación

Tel.: +34 91 311 92 89 – +34 91 311 92 90

Raquel Lumbreras (M. +34 659 572 185)

Raquel_lumbreras@duomocomunicacion.com

Borja Gómez (M. +34 650 402 225)

Borja_gomez@duomocomunicacion.com

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across a broad range of therapeutic areas: immunology, hepatology and intensive care, pulmonology, hematology, neurology, and infectious diseases.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with over 390 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 23,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership.

In 2023, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

Forward-Looking Statements

This note contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions.

Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.

- 1 - Q2 2024 Results Q2 2024 Results July 30, 2024

Legal Disclaimer

Important Information

This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time), Royal Decree 814/2023, of November 8, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited.

Forward-Looking Statements

This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expected", "potential", "estimates" and similar expressions.

Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.

Alternative Performance Measures (APMs)

This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures ('APMs') as defined in the guidelines issued by the European Securities and Markets Authority ('ESMA') on October 5, 2015. APMs are used by Grifols' management to evaluate the group's financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees' remuneration targets.

APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the "Alternative performance measures" document from our website www.grifols.com/en/investors.

Basis of Presentation

For comparative purposes with H1'24, the financial statements for H1'23 have been re-expressed according to the Inside Information released on July 30, 2024, and further disclosed in accordance with Note 2(d) of the Consolidated Interim Financial Statements for H1'24.

Q2 2024 Results - 2 - GRIFOLS

- 3 - Q2 2024 Results Introductory Remarks 01 Business and Financial Review 02 Annex 03 Thomas Glanzmann Executive Chairman Nacho Abia Chief Executive Officer (CEO) Agenda

- 4 - Q2 2024 Results Thomas Glanzmann Executive Chairman Introductory Remarks Consistently Delivering on Our Commitments

- 5 - Q2 2024 Results Consistently Delivering on Our Commitments CORPORATE GOVERNANCE Continued focus CEO TRANSITION Seamlessly executed change while remaining focused on top priorities HAIER STRATEGIC ALLIANCE Unlocking strategic value and driving synergies Implemented actions to further enhance corporate governance Executive Chairman transitioning to a non - executive role Leveraging the Chinese plasma market Strengthening Grifols’ Diagnostic business in China Extending albumin distribution agreement to at least 10 years Streamlined leadership team with new CFO starting in September 2024 Continue to execute on cash flow improvement Introductory Remarks Business and Financial Review Final Remarks Annex

- 6 - Q2 2024 Results Consistently Delivering on Our Commitments DEBT MANAGEMENT Cleared path forward INNOVATION Accelerating our pipeline FINANCIAL PERFORMANCE Reaffirming FY24 guidance Building and strengthening our IG franchise Fibrinogen clinical study report completed and regulatory approval to start in Q4’24 Strong performance in H1’24 On track with FY24 guidance €1.6bn proceeds from SRAAS to reduce TLBs and 2025 SSNs (on a pro - rata basis) Redeemed the 2025 SUNs with the €1.0bn Private Placement Notes (PPNs) due 2030 Additional €0.3bn PPNs due 2030 Introductory Remarks Business and Financial Review Final Remarks Annex

- 7 - Q2 2024 Results Nacho Abia Chief Executive Officer (CEO) Business and Financial Review Accelerating Performance in Q2’24 and Reaffirming FY24 Guidance

Introductory Remarks | **Business and Financial Review** | Final Remarks | Annex

Streamlined Leadership Team

Executive Committee

Nacho Abia
CEO

- President Biopharma
- President Plasma
- President Diagnostic
- Chief Corp. Affairs & Legal Officer
- Chief Industrial Services Officer
- Chief Human Resources and Talent Officer
- **Rahul Srinivasan** – Incoming Chief Financial Officer (effective September'24)



01 Previously Head of EMEA Leveraged Finance and Capital Markets at Bank of America

02 Extensive experience in senior finance leadership roles: advisory, global capital markets, risk management and FP&A

03 Responsible for implementing effective cash-flow strategies and driving debt-management plans

Extended Executive Committee

Key complementary functions to the Executive Committee

VP Bio Supplies	VP Healthcare Solutions	Chief Scientific Innovation Officer	Chief Communications Officer	Chief Digital Transformation Officer	Chief Compliance Officer
Chief Internal Audit and Risk Management	Chief Quality Affairs	SVP Strategy	VP East Asia Affairs	VP Financial Planning and Analysis	

Q2 2024 Results - 8 - GRIFOLS

- 9 - Q2 2024 Results Acceleration in Q2’24 Drives Strong First Half Performance Sales growth EBITDA Adjusted 2 EBITDA Adjusted margin 2 Free Cash Flow 2 Liquidity and cash balance Leverage ratio 5.5x 3 as per the Credit Facility 6.5x 2 as per EBITDA as per P&L and Net Debt as per the BS Note: All figures are presented on a consolidated basis (including Biotest) 1 At constant currency, excluding exchange rate fluctuations over the period 2 Reconciliations in the Annex 3 Defined as per the Credit Agreement; refer to Annex €915m Liquidity position excluding €1.6bn SRAAS proceeds €568m Cash on hand excluding €1.6bn SRAAS proceeds €1,818m +9.3% cc 1 Q2’24 vs. Q2’23 €3,444m +7.5% cc 1 H1’24 vs. H1’23 €441m +27.9% cc 1 Q2’24 vs. Q2’23 €791m +24.1% cc 1 H1’24 vs. H1’23 24.2% +320bps Q2’24 vs. Q2’23 23.0% +280bps H1’24 vs. H1’23 €57m in Q2’24 excluding €1.6bn SRAAS proceeds Introductory Remarks Business and Financial Review Final Remarks Annex €(196)m in H1’24 excluding €1.6bn SRAAS proceeds

Introductory Remarks | **Business and Financial Review** | Final Remarks | Annex

Solid Business Fundamentals Fuel Further Revenue Growth Across all Business Units

Revenue *(in million EUR)*


+7.5% cc
+6.8%
3,225
239
13
14
3,465
21
3,444
H1'23
Biopharma
Diagnostic
Bio Supplies and others
H1'24 cc
FX
H1'24

Biopharma

H1'24	Q2'24
+8.9%cc	**+8.4%cc**

- **Immunoglobulin:** +13% cc, **SCIG:** +59% cc
- **Albumin:** +10% cc
- **Alpha-1** and **Specialty proteins:** +0% cc

Diagnostic

H1'24	Q2'24
-3.7%cc; +1.9%cc[1]	**+1.2%cc**

- **BTS**[2] as the main driver of growth with +15% cc
- **NAT** impacted by phasing of shipments to China and one-time instrument sales to Japan in PY
- **IDS**[3] large one off in Q1'23 base impacting growth

Note: All figures are presented on a consolidated basis (including Biotest), At constant currency (cc), excluding exchange rate fluctuations over the period
[1] Excluding one-off in Q1'23 revenues related to a €19m commercial true-up in Diagnostic
[2] Blood Typing Solutions; [3] Immunoassay Donor Screening (IDS), previously named Recombinant Proteins

Q2 2024 Results - 10 - GRIFOLS

Introductory Remarks | **Business and Financial Review** | Final Remarks | Annex

Biopharma Led Growth with Robust Performance of Key Proteins

Protein	Growth vs. H1'23 (cc)	
Immunoglobulin	+13.1%	• IVIG (+11.5% cc) strong demand in key regions driven by U.S. and international markets • SCIG (+59% cc) accelerates driven by U.S. performance and EU launches
Albumin	+9.6%	• Higher demand in China • Competitive market dynamics in select markets
Alpha-1 and Specialty proteins	+0%	• Alpha-1 temporarily impacted by specialty pharma distributor transition in the U.S. • Rabies mainly driven by higher demand in the U.S. and pricing dynamics
Biopharma	**+8.9%**	

CONTINUING TO REINFORCE OUR PLASMA OPERATIONS

1. Plasma supply and inventory optimization
2. CPL improvements linked to donor commitment compensation efficiencies and process digitalization
3. Donor experience focus: quicker and more efficient donation process in a safe environment



Note: All figures are presented on a consolidated basis (including Biotest)
[1] At constant currency, excluding exchange rate fluctuations over the period

Q2 2024 Results - 11 - GRIFOLS

- 12 - Q2 2024 Results Product Mix and Operational Leverage Drive EBITDA to €441m and Margin to 24.2% in Q2’24 Note: All figures are presented on a consolidated basis (including Biotest) 1 Reconciliations in the Annex EBITDA Adjusted 1 (in million EUR) H1'23 H1'24 One-offs Reported EBITDA 647 791 23.0% 20.2% +280pbs Gross margin expanded in H1’24 vs. PY driven by CPL decline and product mix Operational leverage: Higher absorption of opex on the back of further revenue growth Further expansion expected in H2’24 : On track to achieve FY24 guidance of EUR 1,800m+ at a 25 - 26% margin Introductory Remarks Business and Financial Review Final Remarks Annex

Introductory Remarks | **Business and Financial Review** | Final Remarks | Annex

Significant Free Cash Flow Generation in Q2'24 on the Back of Improvements in Working Capital

EBITDA Adjusted to Free Cash Flow reconciliation *(in million EUR)*

	Q1'24	Q2'24
EBITDA Adjusted	**350**	**441**
Inventories	*(130)*	*(3)*
Receivables	*(154)*	*64*
Payables	*(56)*	*103*
Net working capital	**(339)**	**164**
CAPEX	(38)	(43)
IT and R&D	(22)	(41)
Taxes	(4)	(59)
Interests	(106)	(233)
Others	(66)	(33)
Free Cash Flow before extraordinary items	**(225)**	**196**
Extraordinary Growth CAPEX	(23)	(119)
Transaction and restructuring costs	(5)	(20)
Free Cash Flow	**(253)**	**57**

Net Working Capital improvement

- Improved inventory management, receivables, and payables performance.
- Enhanced operational efficiency and cash flow management

Interests as per CF increase due to the annual payment to GIC

Financial expenses as per the P&L increase mainly due to larger deferred financial expenses from our debt reducing by €1.6bn with the SRAAS proceeds

Egypt and **ImmunoTek** extraordinary CAPEX

Transaction and restructuring costs linked to the SRAAS transaction and the extension of the Operational Improvement Plan

Note: All figures are presented on a consolidated basis (including Biotest). The EBITDA Adjusted to Free Cash Flow reconciliation above excludes the €1.6bn SRAAS proceeds

Q2 2024 Results - 13 - GRIFOLS

- 14 - Q2 2024 Results Note: All figures are presented on a consolidated basis (including Biotest). 1 See Annex for reconciliations 2 Following SRAAS’ classification as an asset held - for - sale since January 2024, its contribution to EBITDA is excluded from the calculation of the leverage ratio as per the Credit Agreement On Track to Reach 4.5x Leverage Ratio - 11 - Q1 2024 Results Cash flow improvements Optimization in working capital will drive improvements in cash flow generation Business performance Driven by revenue growth, product mix, positive impact of the CPL and operational leverage SRAAS proceeds €1.6bn of SRAAS disinvestment 1 2 3 6.3 x 5.5 x 4.5 x FY23 Debt reduction EBITDA expansion H1'24 EBITDA expansion Cash flow generation FY24 Leverage ratio (as per the Credit Agreement 1 ) 0.7x 0.1x 0.9x 0.1x 1 2 2 3 Introductory Remarks Business and Financial Review Final Remarks Annex - 14 -

- 15 - Q2 2024 Results H1’24 Performance Strongly Supports FY24 Guidance REVENUE GROWTH EBITDA ADJUSTED EBITDA Adjusted EBITDA Adj. Margin €1,800m+ 25 - 26% Total Biopharma 7%+ cc 8 - 10% cc Main drivers Solid global underlying demand Strengthening IG flagship franchise in U.S. and Europe Strong albumin performance in China Continuing expansion of growth products and markets Positive product mix Benefiting from CPL decline throughout 2023 (9 - month lag) Opex discipline Operational leverage Introductory Remarks Business and Financial Review Final Remarks Annex

- 16 - Q2 2024 Results Key Takeaways Executing on Top Priorities Built on Solid Foundation Implementing the Cash Flow Improvement Plan to enhance FCF generation Operational excellence and efficiencies to deliver topline and margin further expansion Debt management : addressed 2025 maturities Innovation milestones on track for 2024. FDA approval of Yimmugo in the US and progress in Fibrinogen clinical trial in H1’24 Solid business and product fundamentals High - growth industry with compelling market dynamics On track with FY24 guidance backed by strong first half results 05 06 08 01 02 04 Introductory Remarks Business and Financial Review Final Remarks Annex Delivered on our commitments across all fronts 03 07

- 17 - Q2 2024 Results ANNEX

Introductory Remarks | Business and Financial Review | Final Remarks | Annex

Delivering on 2024 Innovation Milestones

● On track ✓ Completed

Milestone	2024 timing	Status	Details
Alpha-1 AT 15% SC Phase 1/2 Cohort 2 Tx 1: First patient enrolled	H1	Completed	First patient enrolled in March. Enrollment progressing on track
PRECIOSA Last Patient Out – LPLV	H1	Completed	Enrollment completed in 2023 Last patient finalized treatment in May
OSIG in **DED** – Start of GLP Preclinical studies	H1	Completed	GLP preclinical studies started in April. Results expected for Q4
Yimmugo BLA FDA approval	H1	Completed	FDA Approval received in Jun'24
Xembify® bi-weekly dosing FDA approval	H2	Completed	FDA sBLA Approval received in July, successfully expands usage of Xembify for PID treatment (Biweekly dosing, Treatment-naïve patients, higher infusion rate)
GIGA2339 in **HBV** Phase 1 IND submission	H2	Completed	IND submission completed in June'24 (ahead of schedule)
PRECIOSA topline results	H2	On track	Last patient finalized treatment in May. Topline results expected in Q4
Gamunex in bags conformance lots production	H2	On track	Progress on track
Fibrinogen Congenital & Acquired Deficiency MAA/BLA submission	H2	On track	Positive topline study results released in Feb'24. CSR completed June'24. On-track for regulatory submissions in Q4'24

Q2 2024 Results - 18 - GRIFOLS

- 19 - Q2 2024 Results Revenue | Q2 2024 Introductory Remarks Business and Financial Review Final Remarks Annex Q2 2024 Q2 2023 In thousands of euros Reported At cc* Revenue by Business Unit 1,817,908 1,663,458 9.3% 9.3% Biopharma 1,527,627 1,407,524 8.5% 8.4% Diagnostic 164,261 165,013 (0.5%) 1.2% Bio Supplies 78,095 40,349 93.5% 92.6% Others & intersegments 47,924 50,572 (5.3%) (4.7%) Revenue by Country 1,817,908 1,663,458 9.3% 9.3% US + CANADA 1,037,872 979,313 6.0% 5.5% EU 375,897 321,871 16.8% 16.8% ROW 404,139 362,274 11.6% 10.3% * Constant currency (cc) excludes exchange rate fluctuations over the period. Grifols Grifols Grifols % vs PY

- 20 - Q2 2024 Results Revenue | H1 2024 Introductory Remarks Business and Financial Review Final Remarks Annex H1 2024 H1 2023 In thousands of euros Reported At cc* Revenue by Business Unit 3,443,613 3,224,946 6.8% 7.5% Biopharma 2,922,355 2,698,215 8.3% 8.9% Diagnostic 322,544 341,488 (5.5%) (3.7%) Bio Supplies 109,563 82,615 32.6% 32.6% Others & intersegments 89,151 102,628 (13.1%) (12.5%) Revenue by Country 3,443,613 3,224,946 6.8% 7.5% US + CANADA 1,963,198 1,922,864 2.1% 2.6% EU 707,423 627,531 12.7% 12.7% ROW 772,992 674,551 14.6% 16.3% * Constant currency (cc) excludes exchange rate fluctuations over the period. Grifols Combined Grifols Combined Grifols Combined % vs PY

Introductory Remarks | Business and Financial Review | Final Remarks | Annex

P&L | Q2 2024

	Q2 2024			Q2 2023			% vs PY	
	Grifols			Grifols			Grifols	
In thousands of euros	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,817,908**	**-**	**1,817,908**	**1,663,459**	**-**	**1,663,459**	**9.3%**	**9.3%**
Cost of Sales	(1,147,464)	15,731	(1,131,733)	(1,055,794)	1,597	(1,054,197)	(8.7%)	(7.4%)
Gross Margin	**670,444**	**15,731**	**686,175**	**607,664**	**1,597**	**609,262**	**10.3%**	**12.6%**
% Net revenue	*36.9%*	-	*37.7%*	*33.4%*		*36.6%*	-	-
R&D	(90,695)	1,492	(89,203)	(88,592)	1,271	(87,321)	(2.4%)	(2.2%)
SG&A	(327,336)	24,751	(302,585)	(302,575)	7,381	(295,195)	(8.2%)	(2.5%)
Operating Expenses	**(418,031)**	**26,243**	**(391,788)**	**(391,167)**	**8,652**	**(382,515)**	**(6.9%)**	**(2.4%)**
Share of Results of Equity Accounted Investees - Core Activities	46,909	(5,618)	41,291	13,022	-	13,022	260.2%	217.1%
OPERATING RESULT (EBIT)	**299,322**	**36,356**	**335,678**	**229,519**	**10,250**	**239,769**	**30.4%**	**40.0%**
% Net revenue	*16.5%*	-	*18.5%*	*12.6%*	*0.0%*	*14.4%*	-	-
Financial Result	(232,489)	46,763	(185,726)	(139,376)	-	(139,376)	(66.8%)	(33.3%)
Share of Results of Equity Accounted Investees	145	-	145	(801)	-	(801)	118.1%	118.1%
PROFIT BEFORE TAX	**66,978**	**83,119**	**150,097**	**89,342**	**10,250**	**99,593**	**(25.0%)**	**50.7%**
% Net revenue	*3.7%*	-	*8.3%*	*4.9%*	*0.0%*	*6.0%*	-	-
Income Tax Expense	(42,214)	9,915	(32,299)	(13,348)	(2,521)	(15,869)	(216.3%)	(103.5%)
% of pre-tax income	*63.0%*	-	*21.5%*	*8.9%*	*0.0%*	*15.9%*	-	-
CONSOLIDATED PROFIT	**24,764**	**93,034**	**117,798**	**75,994**	**7,729**	**83,723**	**(67.4%)**	**40.7%**
Results Attributable to Non-Controlling Interests	(9,923)	(3,056)	(12,979)	(37,827)	262	(37,565)	73.8%	65.4%
GROUP PROFIT	**14,841**	**89,978**	**104,819**	**38,168**	**7,991**	**46,158**	**(61.1%)**	**127.1%**
% Net revenue	*0.8%*	-	*5.8%*	*2.1%*	*0.0%*	*2.8%*		

Q2 2024 Results - 21 - GRIFOLS

Introductory Remarks | Business and Financial Review | Final Remarks | Annex

P&L | H1 2024

In thousands of euros	H1 2024 Grifols Combined Reported	H1 2024 Grifols Combined One-offs	H1 2024 Grifols Combined Reported excl. One-offs	H1 2023 Grifols Combined Reported	H1 2023 Grifols Combined One-offs	H1 2023 Grifols Combined Reported excl. One-offs	% vs PY Grifols Combined Reported	% vs PY Grifols Combined Reported excl. One-offs
Net Revenue	**3,443,613**	**-**	**3,443,613**	**3,224,946**	**(18,830)**	**3,206,116**	**6.8%**	**7.4%**
Cost of Sales	(2,142,324)	33,293	(2,109,031)	(2,062,842)	26,999	(2,035,843)	(3.9%)	(3.6%)
Gross Margin	**1,301,288**	**33,293**	**1,334,581**	**1,162,103**	**8,169**	**1,170,272**	**12.0%**	**14.0%**
% Net revenue	*37.8%*	*-*	*38.8%*	*36.0%*	*0.0%*	*36.5%*		
R&D	(181,157)	1,601	(179,556)	(193,249)	5,041	(188,209)	6.3%	4.6%
SG&A	(666,387)	47,662	(618,725)	(716,234)	122,150	(594,085)	7.0%	(4.1%)
Operating Expenses	**(847,544)**	**49,263**	**(798,281)**	**(909,483)**	**127,191**	**(782,292)**	**6.8%**	**(2.0%)**
Share of Results of Equity Accounted Investees - Core Activities	49,379	(5,618)	43,761	27,528	-	27,528	79.4%	59.0%
OPERATING RESULT (EBIT)	**503,123**	**76,938**	**580,061**	**280,148**	**135,361**	**415,509**	**79.6%**	**39.6%**
% Net revenue	*14.6%*	*-*	*16.8%*	*8.1%*	*0.0%*	*13.0%*		
Financial Result	(389,089)	46,763	(342,326)	(274,118)	-	(274,118)	(41.9%)	(24.9%)
Share of Results of Equity Accounted Investees	-	-	-	(862)	-	(862)	100.0%	100.0%
PROFIT BEFORE TAX	**114,034**	**123,701**	**237,736**	**5,169**	**135,361**	**140,531**	**2106.0%**	**69.2%**
% Net revenue	*3.3%*	*-*	*6.9%*	*0.2%*	*0.0%*	*4.4%*		
Income Tax Expense	(66,993)	(902)	(67,895)	(10,119)	(33,866)	(43,985)	(562.0%)	(54.4%)
% of pre-tax income	*58.7%*	*-*	*28.6%*	*4.3%*	*0.0%*	*31.3%*		
CONSOLIDATED PROFIT	**47,041**	**122,799**	**169,841**	**(4,950)**	**101,495**	**96,545**	**1050.3%**	**75.9%**
Results Attributable to Non-Controlling Interests	(10,782)	(6,612)	(17,394)	(65,148)	4,164	(60,983)	83.4%	71.5%
GROUP PROFIT	**36,259**	**116,187**	**152,447**	**(70,097)**	**105,660**	**35,562**	**151.7%**	**328.7%**
% Net revenue	*1.1%*	*-*	*4.4%*	*(2.0%)*	*0.0%*	*1.1%*		

Q2 2024 Results - 22 - GRIFOLS

Introductory Remarks | Business and Financial Review | Final Remarks | **Annex**

Cash Flow | Q2 2024

	Q2 2024						Q2 2023		% vs PY	
	Grifols						Grifols		Grifols	
In thousands of euros	Reported	Restructuring costs	One Off's Adjusted	Transaction costs	Total one-offs	Reported excl. One-offs	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Reported Group Profit	**14,841**	**9,171**	**15,669**	**23,597**	**48,437**	**63,278**	**38,167**	**46,158**	**-61%**	**37%**
Depreciation and Amortization	113,786	192	(9,513)	-	(9,321)	104,464	108,823	108,823	5%	-4%
Net Provisions	40,220	-	-	-	-	40,220	5,425	10,292	641%	291%
Other Adjustments and Other Changes in Working Capital	(80,290)	2,497	13,264	4,036	19,796	(60,495)	(66,872)	(64,614)	-20%	6%
Change in Operating Working Capital	164,304	(2,652)	11,207	11,040	19,595	183,899	(126,790)	(129,923)	230%	242%
Changes in Inventories	*(2,772)*	-	*13,883*	-	*13,883*	*11,111*	*(125,209)*	*(144,039)*	*98%*	*108%*
Change in Trade Receivables	*64,011*	-	-	-	-	*64,011*	*(167,190)*	*(122,451)*	*138%*	*152%*
Change in Trade Payables	*103,065*	*(2,652)*	*(2,676)*	*11,040*	*5,712*	*108,777*	*210,307*	*195,423*	*-51%*	*-44%*
Net Cash Flow From Operating Activities	**252,861**	**9,208**	**30,627**	**38,673**	**78,505**	**331,366**	**(18,898)**	**165**	**1438%**	**201309%**
Business Combinations and Investments in Group Companies	1,445,351	-	-	-	-	1,445,351	-	-	-	-
CAPEX	(43,066)	-	-	-	-	(43,066)	(44,573)	(44,573)	3%	3%
R&D/Other Intangible Assets	(41,247)	-	-	-	-	(41,247)	(19,879)	(19,879)	-107%	-107%
Other Cash Inflow / (Outflow)	(11,709)	-	-	-	-	(11,709)	12,714	12,714	-192%	-192%
Net Cash Flow From Investing Activities	**1,349,329**	-	-	-	-	**1,349,329**	**(51,738)**	**(51,738)**	2708%	2708%
Free Cash Flow	**1,602,190**	**9,208**	**30,627**	**38,673**	**78,506**	**1,680,695**	**(70,636)**	**(51,573)**	**2368%**	**3359%**
Issue / (Repayment) of Debt	49,861	-	-	-	-	49,861	188,580	188,580	-74%	-74%
Capital Grants	2,004	-	-	-	-	2,004	42	42	4645%	4645%
Dividends (Paid) / Received	-	-	-	-	-	-	2,105	2,105	-100%	-100%
Other Cash Flows From / (Used in) Financing Activities	7,574	-	-	-	-	7,574	(5,799)	(5,799)	231%	231%
Net Cash Flow From Financing Activities	**59,439**	-	-	-	-	**59,439**	**184,928**	**184,928**	**-68%**	**-68%**
Total Cash Flow	**1,661,629**	**9,208**	**30,627**	**38,673**	**78,506**	**1,740,134**	**114,292**	**133,354**	**1354%**	**1205%**
Cash and Cash Equivalents at the Beginning of the Period	**448,545**	-	-	-	-	448,545	425,655	425,655	5%	5%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	**3,046**	-	-	-	-	3,046	(137)	(137)	2329%	2329%
Cash and Cash Equivalents at the End of the Period	**2,113,220**	**9,208**	**30,627**	**38,673**	**78,506**	**2,191,726**	**539,810**	**558,872**	**291%**	**292%**

Q2 2024 Results - 23 - GRIFOLS

Introductory Remarks | Business and Financial Review | Final Remarks | Annex

Cash Flow | H1 2024

	H1 2024						H1 2023		% vs PY	
	Grifols Combined						Grifols Combined		Grifols Combined	
In thousands of euros	Reported	Restructuring costs	One Off's Adjusted	Transaction costs	Total one-offs	Reported excl. One-offs	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Reported Group Profit	**36,259**	**9,171**	**15,669**	**23,597**	**48,437**	**84,696**	**(70,099)**	**35,561**	**152%**	**138%**
Depreciation and Amortization	219,402	192	(9,513)	-	(9,321)	210,080	228,636	228,636	-4%	-8%
Net Provisions	54,886	-	-	-	-	54,886	75,840	41,728	-28%	32%
Other Adjustments and Other Changes in Working Capital	(47,656)	2,960	23,197	7,866	34,022	(13,635)	(44,698)	(14,997)	-7%	9%
Change in Operating Working Capital	(174,952)	(4,346)	(2,676)	5,514	(1,508)	(176,460)	(270,039)	(273,172)	35%	35%
Changes in Inventories	*(132,882)*	-	-	-	-	*(132,882)*	*(187,225)*	*(187,225)*	*29%*	*29%*
Change in Trade Receivables	*(89,669)*	-	-	-	-	*(89,669)*	*(127,523)*	*(108,693)*	*30%*	*18%*
Change in Trade Payables	*47,599*	*(4,346)*	*(2,676)*	*5,514*	*(1,508)*	*46,091*	*44,709*	*22,746*	*6%*	*103%*
Net Cash Flow From Operating Activities	**87,939**	**7,976**	**26,677**	**36,976**	**71,628**	**159,567**	**(80,360)**	**17,757**	**209%**	**799%**
Business Combinations and Investments in Group Companies	1,425,131	-	-	-	-	1,425,131	-	-	-	-
CAPEX	(81,116)	-	-	-	-	(81,116)	(87,312)	(87,312)	7%	7%
R&D/Other Intangible Assets	(63,251)	-	-	-	-	(63,251)	(40,671)	(40,671)	-56%	-56%
Other Cash Inflow / (Outflow)	(19,387)	-	-	-	-	(19,387)	(6,792)	(6,792)	-185%	-185%
Net Cash Flow From Investing Activities	**1,261,377**	-	-	-	-	**1,261,377**	**(134,775)**	**(134,775)**	1036%	1036%
Free Cash Flow	**1,349,316**	**7,976**	**26,677**	**36,976**	**71,628**	**1,420,944**	**(215,135)**	**(117,018)**	**727%**	**1314%**
Issue / (Repayment) of Debt	203,586	-	-	-	-	203,586	210,464	210,464	-3%	-3%
Capital Grants	5,699	-	-	-	-	5,699	1,367	1,367	317%	317%
Dividends (Paid) / Received	-	-	-	-	-	-	2,105	2,105	-100%	-100%
Other Cash Flows From / (Used in) Financing Activities	15,610	-	-	-	-	15,610	-	-	-	-
Net Cash Flow From Financing Activities	**224,895**	-	-	-	-	**224,895**	**213,936**	**213,936**	**5%**	**5%**
Total Cash Flow	**1,574,211**	**7,976**	**26,677**	**36,976**	**71,628**	**1,645,839**	**(1,199)**	**96,917**	**131391%**	**1598%**
Cash and Cash Equivalents at the Beginning of the Period	**529,577**	-	-	-	-	529,577	549,207	549,207	-4%	-4%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	**9,432**	-	-	-	-	9,432	(6,968)	(6,968)	235%	235%
Cash and Cash Equivalents at the End of the Period	**2,113,220**	**7,976**	**26,677**	**36,976**	**71,628**	**2,184,848**	**541,040**	**639,156**	**291%**	**242%**

Q2 2024 Results - 24 - GRIFOLS

Introductory Remarks | Business and Financial Review | Final Remarks | Annex

Balance Sheet | H1 2024

In thousands of euros

Assets

	Jun-24	Dec-23
Non-Current Assets	**15,376,559**	**14,861,087**
Goodwill and Other Intangible Assets	10,943,827	10,579,562
Property Plant & Equipment	3,253,664	3,247,123
Investments in Equity Accounted Investees	57,843	421,763
Non-Current Financial Assets	655,941	176,676
Other Non-Current Assets	465,284	435,962
Current Assets	**6,914,895**	**6,131,016**
Non-Current Contract Assets Held for Sale	-	1,089,856
Inventories	3,623,286	3,482,399
Current Contract Assets	35,674	47,751
Trade and Other Receivables	899,311	767,259
Other Current Financial Assets	182,988	140,232
Other Current Assets	60,415	73,942
Cash and Cash Equivalents	2,113,221	529,577
Total Assets	**22,291,454**	**20,992,103**

In thousands of euros

Liabilities

	Jun-24	Dec-23
Equity	**8,295,274**	**7,513,695**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,066,352	4,040,961
Treasury Stock	(145,287)	(152,748)
Current Year Earnings	36,259	42,318
Other Comprehensive Income	605,051	407,513
Non-Controllling Interests	2,702,567	2,145,320
No-Current Liabilities	**9,884,218**	**11,152,965**
Non-Current Financial Liabilities	8,752,262	10,033,604
Other Non-Current Liabilities	1,131,956	1,119,360
Current Liabilities	**4,111,962**	**2,325,443**
Current Financial Liabilities	2,757,328	1,023,614
Other Current Liabilities	1,354,634	1,301,829
Total Equity and Liabilities	**22,291,454**	**20,992,103**

Q2 2024 Results - 25 - GRIFOLS

- 26 - Q2 2024 Results EBIT to EBITDA and EBITDA Adjusted Introductory Remarks Business and Financial Review Final Remarks Annex In thousand of euros 299,321 203,802 251,582 250,587 1,005,292 229,519 (114,310) (106,139) (114,985) (108,978) (444,412) (109,789) Reported EBITDA 413,631 309,941 366,567 359,565 1,449,705 339,308 % Net revenue 22.8% 19.1% 20.7% 22.5% 21.3% 20.4% Restructuring costs 10,095 2,326 19,916 - 32,336 - Transaction costs 16,145 15,318 19,590 13,762 64,815 9,735 Impairments - - 1,794 - 1,794 - Biotest Next Level Project 4,922 16,798 33,100 - 54,820 - SRAAS Capital gain (34,091) - - - - - SRAAS 20% Ownership 28,473 - - - - - Other non-recurring items 1,613 6,020 - - 7,632 - Total adjustments 27,157 40,461 74,400 13,762 161,398 9,735 Adjusted EBITDA * 440,788 350,402 440,967 373,326 1,611,104 349,043 % Net revenue 24.2% 21.6% 24.9% 23.4% 23.7% 21.0% (*) Consolidating ~26.6% of SRAAS net profit of in H1’24 (vs. ~6.6% included in Q1’24) Q2 2024 Q4 2023 Q3 2023 Q2 2023Q1 2024 Q2 2024 LTM Depreciation & Amortization OPERATING RESULT (EBIT)

- 27 - Q2 2024 Results Leverage Ratio as per Credit Agreement Introductory Remarks Business and Financial Review Final Remarks Annex In millions of euros except ratio. Q2'24 Q1'24 Q4'23 Q3'23 Q2'23 Non-Current Financial Liabilities 8,752 9,650 10,034 10,299 10,314 Non-recurrent Lease Liabilities (IFRS16) (1,025) (1,026) (1,004) (928) (1,002) Current Financial Liabilities 2,757 1,745 1,023 757 739 Recurrent Lease Liabilities (IFRS16) (109) (111) (107) (104) (108) Cash and Cash Equivalents (2,113) (449) (530) (484) (541) Net Financial Debt as per Credit Agreement 8,262 9,811 9,416 9,540 9,403 In millions of euros except ratio. LTM Q2'24 LTM Q1'24 FY 2023 LTM Q3'23 LTM Q2'23 OPERATING RESULT (EBIT) 1,005 953 799 722 658 Depreciation & Amortization (444) (435) (452) (456) (456) Reported EBITDA 1,450 1,388 1,251 1,178 1,114 IFRS 16 (110) (104) (102) (103) (101) Restructuring costs 34 24 159 165 171 Transaction costs 65 59 48 31 19 Cost savings, operating improvements and synergies on a "run rate" 136 132 135 121 121 Other one-offs (82) (49) (7) 24 24 Total adjustments 42 61 233 238 234 Adjusted EBITDA LTM as per Credit Agreement 1,492 1,449 1,484 1,416 1,348 Leverage Ratio as per Credit Agreeement 5.5x 6.8x 6.3x 6.7x 7.0x

- 28 - Q2 2024 Results Leverage Ratio as per Consolidated EBITDA and Net Debt as per Balance Sheet Introductory Remarks Business and Financial Review Final Remarks Annex In millions of euros except ratio. Q2'24 Q1'24 Q4'23 Q3'23 Q2'23 Non-Current Financial Liabilities 8,752 9,650 10,034 10,299 10,314 Current Financial Liabilities 2,757 1,745 1,023 757 739 Cash and Cash Equivalents (2,113) (449) (530) (484) (541) Net Financial Debt 9,396 10,947 10,527 10,572 10,513 In millions of euros except ratio. LTM Q2'24 LTM Q1'24 FY 2023 LTM Q3'23 LTM Q2'23 OPERATING RESULT (EBIT) 1,005 953 799 722 658 Depreciation & Amortization (444) (435) (452) (456) (456) Reported EBITDA 1,450 1,388 1,251 1,178 1,114 Leverage Ratio Reported 6.5x 7.9x 8.4x 9.0x 9.4x

Introductory Remarks | Business and Financial Review | Final Remarks | Annex

NCI Contributions

In thousand of euros	LTM Q2 2024 GDS	 Biotest	 BPC	 Haema
Profit after tax from continuing operations	109,238	(71,857)	42,138	13,904
Income tax expense	(44,289)	35,079	(733)	(9,231)
Financial result	65,711	(40,433)	9,083	6,828
Amortisation and depreciation	(47,469)	(54,038)	(8,350)	(8,170)
Consolidated EBITDA	**135,284**	**(12,465)**	**42,137**	**24,477**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(2,427)	(9,877)	(5,502)	(4,627)
Restructuring costs	6,200	-	447	0
Other non-recurring items	-	10,400	-	-
Consolidated EBITDA under Credit Agreement	**139,057**	**(11,942)**	**37,082**	**19,850**
% of non-controlling interest	45%	30%	100%	100%
Consolidated EBITDA according to Credit Agreement non-controlling interest	**62,576**	**(3,561)**	**37,082**	**19,850**
Cash and cash equivalents	(1,164)	(66,321)	(5,904)	(13,393)
Financial assets/liabilities with Grifols	(1,029,200)	329,424	-	-
Leasing liabilities (leases of real estate of plasma donation centres)	13,823	57,491	58,702	11,835
Loans and other financial liabilities	1,454	233,704	-	-
Total Balance Sheet Net Debt	**(1,015,086)**	**554,297**	**52,798**	**(1,558)**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(13,823)	(57,491)	(58,702)	(11,835)
Total Net Financial Debt according to Credit Agreement	**(1,028,909)**	**496,806**	**(5,904)**	**(13,393)**
Total Net Financial Debt according to Credit Agreement non-controlling interest	**(463,009)**	**148,148**	**(5,904)**	**(13,393)**

Q2 2024 Results - 29 - GRIFOLS

- 30 - Q2 2024 Results FCF Before Extraordinary Items Introductory Remarks Business and Financial Review Final Remarks Annex - 30 -

Introductory Remarks | Business and Financial Review | Final Remarks | Annex

Net Revenue Reconciliation at cc | Q2 2024

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Net Revenues	1,817,908	1,663,458	9.3%
Variation due to Exchange Rate Effects	103		
Net Revenues at Constant Currency	**1,818,011**	**1,663,458**	**9.3%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Biopharma Net Revenues	1,527,627	1,407,524	8.5%
Variation due to Exchange Rate Effects	(2,543)		
Reported Biopharma Net Revenues at Constant Currency	**1,525,084**	**1,407,524**	**8.4%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Diagnostic Net Revenues	164,261	165,013	(0.5%)
Variation due to Exchange Rate Effects	2,728		
Reported Diagnostic Net Revenues at Constant Currency	**166,989**	**165,013**	**1.2%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Bio Supplies Net Revenues	78,095	40,349	93.5%
Variation due to Exchange Rate Effects	(390)		
Reported Bio Supplies Net Revenues at Constant Currency	**77,705**	**40,349**	**92.6%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Others & Intersegments Net Revenues	47,924	50,572	(5.2%)
Variation due to Exchange Rate Effects	308		
Reported Other & Intersegments Net Revenues at Constant Currency	**48,232**	**50,572**	**(4.6%)**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported U.S. + Canada Net Revenues	1,037,872	979,313	6.0%
Variation due to Exchange Rate Effects	(4,511)		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,033,361**	**979,313**	**5.5%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported EU Net Revenues	375,897	321,871	16.8%
Variation due to Exchange Rate Effects	(59)		
Reported EU Net Revenues at Constant Currency	**375,838**	**321,871**	**16.8%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported ROW Net Revenues	404,139	362,275	11.6%
Variation due to Exchange Rate Effects	(4,674)		
Reported ROW Net Revenues at Constant Currency	**399,465**	**362,275**	**10.3%**

Q2 2024 Results - 31 - GRIFOLS

Introductory Remarks | Business and Financial Review | Final Remarks | Annex

Net Revenue Reconciliation at cc | H1 2024

In thousands of euros	H1 2024	H1 2023	% Var
Reported Net Revenues	3,443,613	3,224,946	6.8%
Variation due to Exchange Rate Effects	21,687		
Net Revenues at Constant Currency	**3,465,300**	**3,224,946**	**7.5%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported Biopharma Net Revenues	2,922,355	2,698,215	8.3%
Variation due to Exchange Rate Effects	14,733		
Reported Biopharma Net Revenues at Constant Currency	**2,937,088**	**2,698,215**	**8.9%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported Diagnostic Net Revenues	322,544	341,488	(5.5%)
Variation due to Exchange Rate Effects	6,351		
Reported Diagnostic Net Revenues at Constant Currency	**328,895**	**341,488**	**(3.7%)**

In thousands of euros	H1 2024	H1 2023	% Var
Reported Bio Supplies Net Revenues	109,563	82,616	32.6%
Variation due to Exchange Rate Effects	(22)		
Reported Bio Supplies Net Revenues at Constant Currency	**109,541**	**82,616**	**32.6%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported Others & Intersegments Net Revenues	89,151	102,628	(13.1%)
Variation due to Exchange Rate Effects	624		
Reported Other & Intersegments Net Revenues at Constant Currency	**89,775**	**102,628**	**(12.5%)**

In thousands of euros	H1 2024	H1 2023	% Var
Reported U.S. + Canada Net Revenues	1,963,198	1,922,864	2.1%
Variation due to Exchange Rate Effects	10,406		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,973,604**	**1,922,864**	**2.6%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported EU Net Revenues	707,423	627,531	12.7%
Variation due to Exchange Rate Effects	(225)		
Reported EU Net Revenues at Constant Currency	**707,198**	**627,531**	**12.7%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported ROW Net Revenues	772,992	674,551	14.6%
Variation due to Exchange Rate Effects	11,506		
Reported ROW Net Revenues at Constant Currency	**784,498**	**674,551**	**16.3%**

Q2 2024 Results - 32 - GRIFOLS

- 33 - Q2 2024 Results Investor Relations & Sustainability + 34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2024 and 2023 CONTENTS I • Condensed Consolidated Interim Financial Statements ▪ Condensed Balance Sheet ▪ Condensed Statement of Profit or Loss ▪ Condensed Statement of Comprehensive Income ▪ Condensed Statement of Cash Flows ▪ Condensed Statement of Changes in Equity • Notes to Condensed Consolidated Interim Financial Statements (1) General Information (2) Basis of Presentation and Accounting Principles Applied (3) Changes in the Composition of the Group (4) Financial Risk Management Policy (5) Financial Reporting by Segment (6) Go odwill (7) Other Intangible Assets, Rights of Use and Property, Plant and Equipment (8) Leases (9) Equity-accounted investees and Joint Business (10) Financial Assets (11) Non-current assets held for sale (12) Trade and Other Receivable (13) Cash and Cash Equivalents (14) Equity (15) Financial Liabilities (16) Expenses by Nature (17) Finance Result (18) Taxation (19) Discontinued Operations (20) Commitments and Contingencies (21) Financial Instruments (22) Transactions with Related Parties (23) Subsequent events

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
at 30 June 2024 and 31 December 2023
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	Reference	30/06/2024	31/12/2023 (*)	01/01/2023 (*)
		(unaudited)		
Non-current assets				
Goodwill	Note 6	7,101,997	6,802,127	7,011,909
Other intangible assets	Note 7	2,880,924	2,832,196	2,949,147
Rights of use	Note 7 and 8	960,905	945,240	981,260
Property, plant and equipment	Note 7	3,253,664	3,247,123	3,302,858
Investments in equity-accounted investees	Note 9	57,843	421,763	1,497,959
Non-current financial assets	Note 10			
Non-current financial assets measured at fair value		455,297	12,182	38,570
Non-current financial assets at amortized cost		200,644	164,494	458,043
		655,941	176,676	496,613
Non current contract assets		59	-	-
Other non-current assets		133,540	135,633	124,191
Deferred tax assets		331,686	300,329	174,923
Total non-current assets		**15,376,559**	**14,861,087**	**16,538,860**
Current assets				
Non-current assets held for sale	Note 11	-	1,089,856	4,969
Inventories		3,623,286	3,482,399	3,236,010
Current contract assets		35,674	47,751	35,154
Trade and other receivables	Note 12			
Trade receivables		752,981	645,113	609,081
Other receivables		87,131	74,933	73,181
Current income tax assets		59,199	47,213	56,782
Total trade and other receivables		899,311	767,259	739,044
Other current financial assets	Note 10			
Current financial assets measured at fair value		36,561	23,644	12,629
Current financial assets at amortized cost		146,427	116,588	31,034
Total current financial assets		182,988	140,232	43,663
Other current assets		60,415	73,942	82,677
Cash and cash equivalents	Note 13	2,113,221	529,577	549,207
Total current assets		**6,914,895**	**6,131,016**	**4,690,724**
Total assets		**22,291,454**	**20,992,103**	**21,229,584**

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
at 30 June 2024 and 31 December 2023
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	Reference	30/06/2024 (unaudited)	31/12/2023 (*)	01/01/2023 (*)
Equity				
Share capital	Note 14	119,604	119,604	119,604
Share premium		910,728	910,728	910,728
Reserves	Note 14	4,066,352	4,040,961	4,053,156
Treasury stock	Note 14	(145,287)	(152,748)	(162,220)
Profit/(Loss) attributable to the Parent		36,259	42,318	-
Total capital and reserves		4,987,656	4,960,863	4,921,268
Cash flow hedges		953	998	(438)
Other comprehensive Income		(11,789)	(9,117)	(8,084)
Other comprehensive Income financial asset at fair value		4,268	-	-
Other comprehensive income from non-current assets held for sale		-	1,520	-
Translation differences		611,619	414,112	735,777
Other comprehensive income		605,051	407,513	727,255
Equity attributable to the Parent		**5,592,707**	**5,368,376**	**5,648,523**
Non-controlling interests		2,702,567	2,145,319	2,327,606
Total equity		**8,295,274**	**7,513,695**	**7,976,129**
Liabilities				
Non-current liabilities				
Grants		13,875	13,807	15,123
Provisions		127,115	116,925	110,063
Non-current financial liabilities	Note 15	8,752,262	10,033,604	10,074,155
Other non-current liabilities		-	0	15
Deferred tax liabilities		990,966	988,629	1,034,823
Total non-current liabilities		**9,884,218**	**11,152,965**	**11,234,179**
Current liabilities				
Provisions		37,483	47,806	56,339
Current financial liabilities	Note 15	2,757,328	1,023,614	800,939
Trade and other payables				
Suppliers		877,723	822,953	787,964
Other payables		141,007	133,181	114,927
Current income tax liabilities		51,013	14,523	15,687
Total trade and other payables		1,069,743	970,657	918,578
Other current liabilities		247,408	283,366	243,420
Total current liabilities		**4,111,962**	**2,325,443**	**2,019,276**
Total liabilities		**13,996,180**	**13,478,408**	**13,253,455**
Total equity and liabilities		**22,291,454**	**20,992,103**	**21,229,584**

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit and Loss
for each of the three- and six-month periods ended 30 June 2024 and 2023
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	Six-Month period ended		Three-Month period ended	
		30/06/2024	30/06/2023 (*)	30/06/2024	30/06/2023 (*)
		(unaudited)	(unaudited)	(unaudited)/ (not reviewed)	(unaudited)/ (not reviewed)
Continuing Operations					
Net revenue	Note 5	3,443,613	3,224,946	1,817,907	1,663,458
Cost of sales		(2,142,325)	(2,062,843)	(1,147,464)	(1,055,794)
Gross Margin		**1,301,288**	**1,162,103**	**670,443**	**607,664**
Research and development		(181,157)	(193,249)	(90,695)	(88,593)
Selling, general and administration expenses		(666,387)	(716,234)	(327,336)	(302,574)
Operating Expenses		**(847,544)**	**(909,483)**	**(418,031)**	**(391,167)**
Profit of equity-accounted investees with similar activity to that of the Group	Note 9	49,379	27,528	46,909	13,022
Operating Results		**503,123**	**280,148**	**299,321**	**229,519**
Finance income		26,361	24,181	14,051	11,567
Finance costs		(395,593)	(281,258)	(235,452)	(142,489)
Sale of assets at amortized cost		(13,685)	(11,751)	(8,434)	(6,459)
Change in fair value of financial instruments		(4,125)	(2,030)	(1,549)	1,057
Exchange differences		(2,047)	(3,260)	(1,104)	(3,052)
Finance Result	Note 17	**(389,089)**	**(274,118)**	**(232,488)**	**(139,376)**
Losses of equity-accounted investees	Note 9	-	(862)	145	(801)
Profit before income tax from continuing operations		**114,034**	**5,168**	**66,978**	**89,342**
Income tax expense	Note 18	(66,993)	(10,119)	(42,214)	(13,348)
Profit after income tax from continuing operations		**47,041**	**(4,951)**	**24,764**	**75,994**
Consolidated profit for the period		**47,041**	**(4,951)**	**24,764**	**75,994**
Profit/(loss) attributable to the Parent		36,259	(70,099)	14,841	38,168
Profit attributable to non-controlling interest		10,782	65,148	9,923	37,826
Basic earnings per share (Euros)		0.05	(0.10)	0.02	0.06
Diluted earnings per share (Euros)		0.05	(0.10)	0.02	0.06

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income
for each of the three- and six-month periods ended 30 June 2024 and 2023

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	Six-Month period ended 30/06/2024 (unaudited)	Six-Month period ended 30/06/2023 (*) (unaudited)	Three-Month period ended 30/06/2024 (unaudited)/(not reviewed)	Three-Month period ended 30/06/2023 (*) (unaudited)/(not reviewed)
Consolidated profit for the period		**47,041**	**(4,951)**	**24,764**	**75,994**
Translation differences		239,900	(163,078)	(80,197)	25,008
Equity-accounted investees / Translation differences	Note 9	(1,944)	(76,252)	(1,253)	(53,066)
Other comprehensive income from non-current assets held for sale		(1,520)	-	(1,520)	--
Cash flow hedges - effective portion of changes in fair value		20,865	3,569	4,081	(321)
Cash flow hedges - amounts taken to profit or loss		(20,925)	(3,760)	(4,425)	(2,612)
Tax effect		15	48	86	733
Others		(2,672)	(1,618)	(2,672)	(2,199)
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss		**233,719**	**(241,091)**	**(85,900)**	**(32,457)**
Gains (losses) from financial assets measured at fair value through comprehensive income	Note 10	5,691	-	5,691	-
Tax effect	Note 10	(1,423)	-	(1,423)	-
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss		**4,268**	**-**	**4,268**	**-**
Total comprehensive income for the period		**285,028**	**(246,042)**	**(56,868)**	**43,537**
Total comprehensive income attributable to the Parent		234,727	(280,197)	(71,847)	4,179
Total comprehensive income attributable to non-controlling interests		50,301	34,155	17,652	39,358
Total comprehensive income for the period		**285,028**	**(246,042)**	**(54,195)**	**43,537**

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

Reference 30/06/2024 30/06/2023 (*) Cash flows from operating activities Profit before tax 114,034 5,168 Adjustments to profit: 596,283 544,223 Amortisation and depreciation Note 7 and 16 219,402 228,636 Other adjustments: 376,881 315,587 Profit of equity-accounted investees Note 9 (49,379) (26,666) Impairment of assets and net provision changes 54,886 75,840 Gains/(Losses) on disposal of fixed assets 1,714 (4,919) Grants taken to income (5,975) (1,757) Finance costs 370,348 272,541 Other adjustments 5,286 548 Changes in operating assets and liabilities (225,803) (323,310) Change in inventories (132,882) (187,225) Change in trade and other receivables (102,351) (163,880) Change in other current financial assets and other current assets 14,857 16,983 Change in current trade and other payables (5,427) 10,812 Other cash flows used in operating activities (396,575) (306,441) Interest paid (339,753) (282,802) Interest received 75 6,918 Income tax paid (62,534) (30,177) Other amounts paid / collections 5,637 (380) Net cash from/(used in) operating activities 87,939 (80,360) Cash flows from investing activities Payments for investments (309,726) (163,369) Group companies and business combinations (139,124) 0 Property, plant and equipment and intangible assets (144,367) (140,474) Property, plant and equipment (68,538) (89,889) Intangible assets (75,829) (50,585) Other financial assets (26,235) (22,895) Proceeds from the sale of investments 1,571,103 28,594 Property, plant and equipment and intangible assets 6,847 15,241 Other financial assets 0 13,353 Non-current assets held for sale Note 11 1,564,256 0 Net cash used in investing activities 1,261,377 (134,775) Cash flows from financing activities Proceeds from and payments for financial liability intruments 220,159 212,569 Issue 1,940,612 713,324 Redemption and repayment (1,667,852) (444,173) Lease payments (52,601) (56,582) Dividends and interest on other equity instruments paid and received (962) 0 Dividends received (962) 0 Other cash flows from financing activities 5,699 1,367 Net cash from (used in) financing activities 224,896 213,936 Effect of exchange rate fluctuations on cash and cash equivalents 9,432 (6,968) Net variance in cash and cash equivalents 1,583,644 (8,167) Cash and cash equivalents at beginning of the period Note 13 529,577 549,207 Cash and cash equivalents at period end Note 13 2,113,221 541,040 (*) Restated figures (Note 2.d) The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. for the six-month periods ended 30 June 2024 and 2023 GRIFOLS, S.A. AND SUBSIDIARIES (unaudited) Condensed Consolidated Statements of Cash Flows (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Equity
for the six-month periods ended 30 June 2024 and 2023
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to equity holders of the Parent												
						Accumulated other comprehensive income							
	Share capital	Share premium	Reserves	Profit/(loss) attributable to Parent	Treasury stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income financial asset at fair value	Cash flow hedges	Equity attributable to the Parent	Non-controlling interests	**Equity**
Balances at 31 December 2022	**119,604**	**910,728**	**4,326,436**	**208,279**	**(162,220)**	**735,633**	**(8,084)**	**–**	**–**	**(438)**	**6,129,938**	**2,327,606**	**8,457,544**
Adjustment due to restatement (Note 2.d)	–	–	(458,315)	(23,244)	–	144	–	–	–	–	(481,415)	–	(481,415)
Balances at 31 December 2022 (*)	**119,604**	**910,728**	**3,868,121**	**185,035**	**(162,220)**	**735,777**	**(8,084)**	**-**	**-**	**(438)**	**5,648,523**	**2,327,606**	**7,976,129**
Translation differences	–	–	–	–	–	(208,337)	–	–	–	–	(208,337)	(30,993)	(239,330)
Cash flow hedges	–	–	–	–	–	–	–	–	–	(143)	(143)	–	(143)
Other comprehensive income	–	–	–	–	–	–	(1,618)	–	–	–	(1,618)	–	(1,618)
Other comprehensive income for the period	-	-	-	-	-	(208,337)	(1,618)	-	-	(143)	(210,098)	(30,993)	(241,091)
Profit/(loss) for the period	–	–	–	(70,099)	–	–	–	–	–	–	(70,099)	65,148	(4,951)
Total comprehensive income for the period	-	-	-	(70,099)	-	(208,337)	(1,618)	-	-	(143)	(280,197)	34,155	(246,042)
Net change in treasury stock	–	–	–	–	3,528	–	–	–	–	–	3,528	–	3,528
Acquisition of non-controlling interests	–	–	–	–	–	–	–	–	–	–	-	-	-
Other changes	–	–	(1,487)	–	–	–	–	–	–	–	(1,487)	(14)	(1,501)
Distribution of 2022 profit													
Reserves	–	–	185,035	(185,035)	–	–	–	–	–	–	-	–	-
Dividends	–	–	–	–	–	–	–	–	–	–	-	–	-
Interim dividend	–	–	–	–	–	–	–	–	–	–	-	–	-
Operations with equity holders or owners	-	-	183,548	(185,035)	3,528	-	-			-	2,041	(14)	2,027
Balances at 30 June 2023 (unaudited) (*)	**119,604**	**910,728**	**4,051,669**	**(70,099)**	**(158,692)**	**527,440**	**(9,702)**	**-**	**-**	**(581)**	**5,370,367**	**2,361,747**	**7,732,114**
Balances at 31 December 2023	**119,604**	**910,728**	**4,482,798**	**59,315**	**(152,748)**	**414,068**	**(9,117)**	**1,520**	**0**	**998**	**5,827,166**	**2,145,319**	**7,972,485**
Adjustment due to restatement (Note 2.d)	–	–	(441,837)	(16,997)	–	44	–	–	–	–	(458,790)	–	(458,790)
Balances at 31 December 2023 (*)	**119,604**	**910,728**	**4,040,961**	**42,318**	**(152,748)**	**414,112**	**(9,117)**	**1,520**	**0**	**998**	**5,368,376**	**2,145,319**	**7,513,695**
Translation differences	–	–	–	–	–	198,437	–	–	–	–	198,437	39,519	237,956
Cash flow hedges	–	–	–	–	–	–	–	–	–	(45)	(45)	–	(45)
Other comprehensive income	–	–	–	–	–	–	(2,672)	–	–	–	(2,672)	–	(2,672)
Other comprehensive income financial asset at fair value	–	–	–	–	–	–	–	–	4,268	–	4,268	–	4,268
Other comprehensive income from non-current assets held for sale	–	–	–	–	–	–	–	(1,520)	0	–	(1,520)	–	(1,520)
Other comprehensive income for the period	-	-	-	-	-	198,437	(2,672)	(1,520)	4,268	(45)	198,468	39,519	237,987
Profit/(loss) for the period	–	–	–	36,259	–	–	–	–	–	–	36,259	10,782	47,041
Total comprehensive income for the period	-	-	-	36,259	-	198,437	(2,672)	(1,520)	4,268	(45)	234,727	50,301	285,028
Net change in treasury stock	–	–	–	–	7,461	–	–	–	–	–	7,461	–	7,461
Acquisition of non-controlling interests	–	–	–	–	–	–	–	–	–	–	-	–	-
Other changes	–	–	(16,927)	–	–	(930)	–	–	–	–	(17,857)	506,947	489,090
Distribution of 2023 profit													
Reserves	–	–	42,318	(42,318)	–	–	–	–	–	–	-	–	-
Dividends	–	–	–	–	–	–	–	–	–	–	-	–	-
Interim dividend	–	–	–	–	–	–	–	–	–	–	-	–	-
Operations with equity holders or owners	-	-	25,391	(42,318)	7,461	(930)	-	-	-	-	(10,396)	506,947	496,551
Balances at 30 June 2024 (unaudited)	**119,604**	**910,728**	**4,066,352**	**36,259**	**(145,287)**	**611,619**	**(11,789)**	**-**	**4,268**	**953**	**5,592,707**	**2,702,567**	**8,295,274**

(*) Restated figures (Note 2.d)

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 1 (1) General Information Grifols, S.A. (hereinafter “the Company”) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Parque Empresarial Can Sant Joan, Avinguda de la Generalitat, 152- 158, 08174 Sant Cugat del Vallès, Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares (ADRs) were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I to the consolidated annual accounts. Grifols, S.A. and subsidiaries (hereinafter “the Group”) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia); the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California); Dublin (Ireland) and Dreieich (Germany). (2) Basis of Presentation and Accounting Principles Applied The condensed consolidated interim financial statements for the six month period ended June 30, 2024 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and, in particular, in accordance with IAS 34 Interim Financial Statements. These condensed consolidated interim financial statements do not contain all the information required for the preparation of financial statements and should be read in conjunction with the Group's Consolidated Annual Accounts for the year ended December 31, 2023. These condensed consolidated interim financial statements have been prepared by the Board of Directors at its meeting held on July 29, 2024. The figures contained in these condensed consolidated interim financial statements are expressed in thousands of Euros. Grifols' condensed consolidated interim financial statements for the six months ended June 30, 2024, have been prepared based on the accounting records maintained by the Group. Data for the three months ended June 30, 2024, have been included for information purposes. (a) Accounting principles and basis of consolidation applied The accounting policies and basis of consolidation applied in the preparation of the condensed consolidated interim financial statements, except for those detailed in the table below, are the same as those used in the preparation of the consolidated Annual Accounts for the year ended December 31, 2023.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 2 In addition, the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for their application in Europe have become effective for the year 2024 and, accordingly, have been considered for the preparation of these condensed consolidated interim financial statements: Standards IASB effective date EU effective date IAS 1 Amendments to IAS 1 Presentation of Financial Statements: • Classification of Liabilities as Current or Non-current Date (issued on 23 January 2020); • Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 15 July 2020); and • Non-current Liabilities with Covenants (issued on 31 October 2022) 1 January 2024 1 January 2024 IFRS 16 Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022) 1 January 2024 1 January 2024 IAS 7 Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (Issued on 25 May 2023) 1 January 2024 1 January 2024 Mandatory application for annual periods beginning on or The application of these standards and interpretations has had no significant impact on these condensed consolidated interim financial statements. At the date of preparation of these condensed consolidated interim financial statements, the following IFRS, amendments and IFRIC interpretations have been issued by the IASB, but not adopted by the European Union for their application in Europe: Standards IASB effective date EU effective date IAS 21 Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on 15 August 2023) 1 January 2025 Pending IFRS 9 Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (issued on 30 May 2024) 1 January 2026 Pending IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued on 9 May 2024) 1 January 2027 Pending IFRS 18 Presentation and Disclosure in Financial Statements (issued on 9 April 2024) 1 January 2027 Pending Mandatory application for annual periods beginning on or The Group has not applied any of these standards or interpretations in advance of their effective date. (b) Responsibility for relevant disclosures, estimates and judgments when applying accounting policies The information in these condensed consolidated interim financial statements for the six-month period ended June 30, 2024 is the responsibility of the Company's Directors. The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of the Group's accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies that have had the most significant effect on the amounts recognized in these condensed consolidated interim financial statements. • Assumptions used to test non-financial assets for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 3 business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. • Evaluation of the capitalization of development costs (see note 4(d) to the consolidated annual accounts for the year ended December 31, 2023). The key assumption is related to the estimation of the technical and economic feasibility of the projects. • Valuation of inventory and assessment of the recoverability of the carrying value of inventory. The key assumptions consider the regulatory approvals and the forecasted demand for the products marketed by the Group. • The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 28 to the consolidated annual accounts for the year ended December 31, 2023). • Determination of chargebacks made to certain customers in the United States (see note 4(p) to the consolidated annual accounts for the year ended December 31, 2023). • The assumptions used for the calculation of the fair value of financial instruments (see note 3, 29 and 30 to the consolidated annual accounts for the year ended December 31, 2023). • Evaluation of whether Grifols controls a subsidiary or not, analyzing factors such as rights derived from contractual agreements, as well as actual and potential voting rights, considering for these purposes the potential voting rights held by Grifols exercisable at the closing date (see note 10 and 19 to the consolidated annual accounts for the year ended December 31, 2023). • Assessment of the non-existence of a contractual obligation for Grifols. S.A. within the framework of the agreement signed with Haier for the sale of 20% of the shares of Shanghai RAAS in relation to the commitment by which the Company will make its commercially reasonable efforts to ensure that its subsidiary Grifols Diagnostic Solutions, Inc. declares and distributes dividends to its shareholders (see note 20). No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Grifols' management does not believe that there are any assumptions or estimation uncertainties that pose a significant risk that could give rise to material adjustments in the next year. The relevant estimates and judgements used in the preparation of these condensed consolidated interim financial statements do not differ significantly from those used in the preparation of the consolidated annual accounts as of December 31, 2023, and for the six month ended June 30, 2024. (c) Comparative financial information Grifols' condensed consolidated interim financial statements for the six months ended June 30, 2024 show comparative figures as of December 31, 2023 for the consolidated balance sheet and the six months ended June 30, 2023 for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement and the related notes. As a result of what is explained in the following section, the comparative figures of January 1, 2023, are additionally included in compliance with IAS1.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 4 (d) Changes in accounting criteria and correction of errors The financial information as of December 31, 2023, which is presented for comparison with that of June 30, 2024, differs from that approved by the Ordinary General Meeting of Shareholders of the Parent Company on June 14, 2024 for the reasons set out below. Biotek America LLC In July 2021, Grifols entered into a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek) to open and manage plasma donation centres. The transaction was implemented through the joint creation of a company in the United States, Biotek America LLC ("ITK JV"), which created a series of shares for each centre. Until 2022, Grifols had recognised its interest in the ITK JV as a financial investment. In 2024, following discussions with the Spanish National Securities Market Commission (CNMV), it was concluded that this agreement should be recognised as a joint operation and therefore the assets, liabilities and results of the jointly controlled entity should be recognised. Consequently, in the consolidated annual accounts at December 31, 2023, the assets and liabilities of the joint operation were integrated in the amount of Euros 151,780 thousand and Euros 190,262 thousand, respectively, recognising a negative adjustment in reserves of Euros 38,482 thousand and translation differences of Euros 862 thousand. The integration was carried out prospectively from January 1, 2023. This negative adjustment to reserves relates mainly to the losses of Biotek America, LLC in 2021, 2022 and 2023. To accurately present these losses in the respective income statements for each period, the comparative figures for the first half of 2023 have been restated in the condensed consolidated interim financial statements for the first half of 2024. This restatement impacted net income, reducing it by Euros 13,878 thousand. Likewise, the comparative figures corresponding to the income statement for 2023 and 2022 will be restated, which will be presented in the consolidated financial statements for 2024, the impact of which represents a reduction in results of Euros 16,997 thousand and Euros 23,244 thousand, respectively. Shanghai RAAS On March 30, 2020, Grifols received shares of Shanghai RAAS Blood Products Co. Limited (hereinafter, "SRAAS") corresponding to 26.2% of its share capital in exchange for having previously delivered shares representing 45% of the economic rights of its subsidiary Grifols Diagnostic Solutions, Inc. (hereinafter "GDS") under the swap agreement entered into with SRAAS in 2019. Grifols therefore held a stake in an associate which in turn holds a stake in the GDS subsidiary. Since International Financial Reporting Standards (IFRS) do not address the accounting treatment of non-controlling interest when an investment in an associate has a stake in a Group company, Grifols chose the accounting policy to (i) increase the percentage of ownership attributable to Grifols in GDS by the indirect interest Grifols obtained through its stake in SRAAS by 11.79% (26.2% of 45%), thereby reducing the non-controlling interest by that percentage, and (ii) exclude any amount recognized by SRAAS for its stake in GDS from the equity-method investment in SRAAS, as Grifols consolidates 100% of the GDS net assets. Consequently, due to the accounting policy adopted in March 2020, Grifols had an attributable stake of 66.79% (55% + 11.79%) in GDS, while the non-controlling interest was reduced from 45% to 33.21% amounting to Euros 403 million. This reduction in net equity attributable to the non-controlling interest was offset against consolidated reserves because it was a transaction with minority shareholders without loss of control. As a result of selling the 20% equity stake in SRAAS in 2024 (see note 9) and during the limited review as of June 30, 2024, it has been identified that the initial recognition of the investment in SRAAS should have excluded the amount that SRAAS held in GDS according to Grifols’ accounting policy at the transaction date, amounting to Euros 457 million. Therefore, the reduction in equity attributable to non-controlling interest should have decreased the investment in equity-accounted investee in SRAAS recognized in March 2020 instead of affecting consolidated reserves. Consequently, both the stake in SRAAS and consolidated reserves are overvalued by Euros 457 million for the years 2020 to 2023.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

The difference between the Euros 457 million and the Euros 403 million initially recorded corresponds to the revaluation of the indirect stake that Grifols acquires in GDS through its stake in SRAAS. This adjustment entails a reduction in consolidated reserves as it is a transaction with a minority shareholder without loss of control.

In this context, the amounts related to 'Investment in equity-accounted investees', 'Non-current assets held for sale,' and 'Consolidated reserves' as of December 31, 2023, have been restated in the comparative information, decreasing by Euros 113 million, Euros 344 million, and Euros 457 million, respectively.

Despite this correction resulting in a reduction of equity by €457 million, it has had no impact on the income statement; it represents an incorrect accounting treatment without affecting the correct results for each affected financial year. Therefore, the results recognized in the equity-method investment in SRAAS and the results attributable to both the Parent Company and the non-controlling interest in GDS in the consolidated annual accounts from 2020 to 2023 are correctly accounted for. Additionally, following this correction, which decreased the carrying value of the investment in SRAAS, the net gain recorded from the sale of the 20% stake in SRAAS is accurately accounted for in the 2024 financial statements.

The following tables summarize the impacts on the comparative information in the Consolidated Summary Balance Sheet and in the Consolidated Summary Income Statement due to the above:

Consolidated Balance Sheet
at 1 January 2023
(Expressed in thousands of Euros)

Assets	01/01/2023	Biotek America Intgration adjustment	SRAAS Adjustment	Restated 01/01/2023
Rights of use	897,552	83,708	--	981,260
Property, plant and equipment	3,270,937	31,921	--	3,302,858
Investments in equity-accounted investees	1,955,177	--	(457,218)	1,497,959
Non-current financial assets	582,175	(124,132)	--	458,043
Other non-current assets	--	124,191	--	124,191
Total non-current assets	**16,880,390**	**115,688**	**(457,218)**	**16,538,860**
Inventories	3,201,357	34,653	--	3,236,010
Trade and other receivables	608,688	393	--	609,081
Other current assets	81,814	863	--	82,677
Cash and cash equivalents	547,979	1,228	--	549,207
Total current assets	**4,653,587**	**37,137**	--	**4,690,724**
Total assets	**21,533,977**	**152,825**	**(457,218)**	**21,229,584**

5

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

Consolidated Balance Sheet
at 1 January 2023
(Expressed in thousands of Euros)

Equity and liabilities	01/01/2023	Biotek America Intgration adjustment	SRAAS Adjustment	Restated 01/01/2023
Reserves	4,534,715	(24,341)	(457,218)	4,053,156
Total capital and reserves	**5,402,827**	**(24,341)**	**(457,218)**	**4,921,268**
Translation differences	735,633	144	--	735,777
Equity attributable to the Parent	**6,129,938**	**(24,197)**	**(457,218)**	**5,648,523**
Total equity	**8,457,544**	**(24,197)**	**(457,218)**	**7,976,129**
Non-current financial liabilities	9,960,562	113,593	--	10,074,155
Total non-current liabilities	**11,120,586**	**113,593**	**--**	**11,234,179**
Current financial liabilities	795,686	5,253	--	800,939
Trade and other payables	862,335	56,243	--	918,578
Other current liabilities	241,487	1,933	--	243,420
Total current liabilities	**1,955,847**	**63,428**	**--**	**2,019,275**
Total liabilities	**13,076,433**	**177,022**	**--**	**13,253,455**
Total equity and liabilities	**21,533,977**	**152,825**	**(457,218)**	**21,229,584**

Condensed Consoldiated Balance Sheet
at 31 de diciembre de 2023
(Expressed in thousands of Euros)

Assets	31/12/2023	Biotek America Intgration adjustment	SRAAS Adjustment	Restated 31/12/2023
Investments in equity-accounted investees	534,970	-	(113,207)	421,763
Other non-current assets	145,522	(9,889)	-	135,633
Deferred tax assets	305,295	(4,966)	-	300,329
Total non-current assets	**14,989,149**	**(14,855)**	**(113,207)**	**14,861,087**
Non-current assets held for sale	1,433,867	-	(344,011)	1,089,856
Inventories	3,459,277	23,122	-	3,482,399
Total current assets	**6,451,905**	**23,122**	**(344,011)**	**6,131,016**
Total assets	**21,441,054**	**8,267**	**(457,218)**	**20,992,103**
Equity and liabilities				
Reserves	4,482,798	15,381	(457,218)	4,040,961
Profit/(Loss) attributable to the Parent	59,315	(16,997)	-	42,318
Total capital and reserves	**5,419,697**	**(1,616)**	**(457,218)**	**4,960,863**
Translation differences	414,068	44	-	414,112
Equity attributable to the Parent	5,827,166	(1,572)	(457,218)	5,368,376
Total equity	**7,972,485**	**(1,572)**	**(457,218)**	**7,513,695**
Trade and other payables	**960,818**	9,839	-	970,657
Total current liabilities	**13,468,569**	**9,839**	-	**13,478,408**
Total equity and liabilities	**21,441,054**	**8,267**	**(457,218)**	**20,992,103**

6

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 7 Biotek America Restated 30/06/2023 Intgration adjustment 30/06/2023 Net revenue 3,224,946 -- 3,224,946 Cost of sales (2,052,039) (10,804) (2,062,843) Gross Margin 1,172,907 -- 1,162,103 Operating Expenses (906,409) (3,074) (909,483) 27,528 -- 27,528 -- Operating results 294,026 (13,878) 280,148 Financial result (274,118) (274,118) Losses of equity-accounted investees (862) -- (862) Profit before income tax from continuing operations 19,046 (13,878) 5,168 Income tax expense (10,119) -- (10,119) Profit after income tax from continuing operations 8,927 (13,878) (4,951) Consolidated profit for the period 8,927 (13,878) (4,951) Profit/(loss) attributable to the Parent (56,221) (13,878) (70,099) Profit attributable to non-controlling interest 65,148 -- 65,148 Basic earnings per share (Euros) (0.08) (0.10) Diluted earnings per share (Euros) (0.08) (0.10) Profit of equity-accounted investees with similar activity to that of the Group Six-Month period ended Condensed Consolidated Statements of Profit and Loss for the six-month period ended 30 June 2023 (Expressed in thousands of Euros) (e) Seasonality of operations in the period Given the nature of the Group's activities, there are no factors that determine significant seasonality in the Group's operations that would affect the interpretation of these condensed consolidated interim financial statements for the six-month period ended June 30, 2024 in comparison with financial statements for a full year. (f) Materiality In determining the disclosures in these explanatory notes in accordance with IAS 34, materiality has been considered in relation to these condensed consolidated interim financial statements. (3) Changes in the Composition of the Group The Group prepares its condensed interim consolidated financial statements including its investments in all its subsidiaries, associates and joint ventures. Appendix I to the consolidated annual accounts at December 31, 2023 lists the companies in which Grifols, S.A. has direct or indirect holdings and which have been included in the scope of consolidation at that date. The main changes in the scope of consolidation that have taken place in the six-month period ended June 30, 2024, are detailed below: • Biotest Italy, S.R.L. With effect as of January 1, 2024, Biotest Italy, S.R.L. and Grifols Italia S.p.A. entered into a merger agreement, with Grifols Italia S.p.A. being the surviving company.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

- **Biotest Medical, S.L.U.**

With effect as of January 1, 2024, Biotest Medical, S.L.U. and Grifols Movaco, S.A. entered into a merger agreement, with Grifols Movaco, S.A. being the surviving company.

- **Biotest Farmaceutica LTDA**

With effect as of February 1, 2024, Biotest Farmaceutica LTDA and Grifols Biotest Ltda entered into a merger agreement, with Grifols Biotest Ltda being the surviving company.

- **Biotest France SAS**

With effect as of March 1, 2024, Biotest France SAS and Grifols France S.A.R.L entered into a merger agreement, with Grifols France S.A.R.L being the surviving company.

- **Plasma Centers – Immunotek**

As a result of the collaboration agreement entered to ImmunoTek GH, LLC, on April 1, 2024, Grifols has acquired 7 silos, one for each plasma center (see note 9).

This transaction has meant that Grifols obtains control of the 7 acquired centers (business) that were previously considered within the joint operation. Therefore, Grifols has applied the requirements for a business combination carried out in stages, including the measurement of its previously held interest in the joint operation at fair value at the acquisition date. However, considering that (i) Grifols' effective participation in the joint operation is null and (ii) all assets and liabilities related to the joint operation are already recognized in the consolidated financial statements, the difference between the consideration paid, net of advances, for the plasma centers and the fair value of the assets and liabilities, which does not differ from its carrying amount, has been recognized as provisional goodwill at the date of acquisition.

The aggregate detail of the cost of the business combination and interim goodwill as of the acquisition date is shown below:

	Thousand of euros	Thousand of US Dollars
Cash paid	124,673	135,547
Current assets	6,086	6,308
Non current assets	27,873	28,889
Current Liabilities	(6,603)	(6,844)
Non current liabilities	(27,539)	(28,543)
adjustments resulting from the integration prior to obtaining control	(8,677)	(8,993)
Goodwill (excess of the cost of the business combination over the net assets) (note 6)	115,813	126,364

The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce.

(4) Financial Risk Management Policy

At June 30, 2024, the Group maintains the same financial risk management policies and objectives at December 31, 2023.

8

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 9 In this context, the Group has actively worked to implement its deleveraging plan by taking the following actions: • On April 23, 2024, a private placement of Euros 1,000 million of senior secured bonds was made and, on June 4, 2024, an additional placement of Euros 300 million of senior secured bonds. The funds received have been used for the redemption of senior unsecured notes maturing in May 2025 and the remainder was used for the partial repayment of the revolving facility (RCF) (see note 15). • On June 18, 2024, the sale of the 20% shareholding in Shanghai RAAS to Haier was completed and these funds will be used to partially amortize the senior debt secured on a pro rata basis. Likewise, in accordance with the debt contracts, the Group must meet certain financial ratios. As of June 30, 2024, the Group complies with the financial ratios established in the contract. (5) Financial Reporting by Segment A breakdown of revenue by business segment for the three and six-month period ended June 30, 2024, and June 30, 2023 is as follows: Segments Six-Months Ended 30 June 2024 Six-Months Ended 30 June 2023 Three-Months Ended 30 June 2024 Three-Months Ended 30 June 2023 Not reviewed Not reviewed Biopharma 2,922,355 2,698,215 1,527,627 1,407,524 Diagnostic 322,544 341,488 164,261 165,013 Bio supplies 109,563 82,615 78,095 40,349 Other 89,151 102,628 47,924 50,572 Total Revenues 3,443,613 3,224,946 1,817,907 1,663,458 Net revenues (Thousands of Euros) A breakdown of net sales by geographical area for the three and six month period ended June 30, 2024, and June 30, 2023 is as follows: Geographical area Six-Months Ended 30 June 2024 Six-Months Ended 30 June 2023 Three-Months Ended 30 June 2024 Three-Months Ended 30 June 2023 Not reviewed Not reviewed Spain 202,027 180,772 104,138 90,662 Rest of the EU 505,396 446,759 271,759 231,209 USA + Canada 1,963,198 1,922,864 1,037,871 979,313 Rest of the World 772,992 674,551 404,139 362,274 Total Revenues 3,443,613 3,224,946 1,817,907 1,663,458 Net revenues (Thousands of Euros) The allocation by business segment of the net consolidated profit or loss for the three- and six-month period ended June 30, 2024, and June 30, 2023 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 10 Segments Six-Months Ended 30 June 2024 Six-Months Ended 30 June 2023 (*) Three-Months Ended 30 June 2024 Three-Months Ended 30 June 2023 (*) Not reviewed Not reviewed Biopharma 539,103 363,670 292,588 247,455 Diagnostic 57,838 71,403 31,420 28,480 Bio supplies 16,670 25,228 10,092 12,885 Other 33,477 (4,831) 38,438 7,464 Intersegments - 6,979 - 374 Total income of reported segments 647,088 462,449 372,538 296,658 Unallocated expenses plus net financial result (1) (533,054) (457,281) (305,560) (207,316) Profit before income tax from continuing operations 114,034 5,168 66,978 89,342 (*) Restated figures (Note 2.d) Profit/(loss) (Thousands of Euros) (1) It mainly corresponds to (i) those costs of the structure of the holdings that are not assigned to any segment and (ii) financing of the different segments that is carried out centrally, mainly through Grifols, S.A. and other companies, so that most of the Group's financial assets and liabilities as well as the Group's financial result are not assigned to any segment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

(6) Goodwill

The composition and movement of "Goodwill" in the consolidated balance sheet as at June 30, 2024 are as follows:

		Thousands of Euros					
	Segment	**Balance at 31/12/2023**	Business combination	Disposals	Transfers	Translation differences	**Balance at 30/06/2024**
Net value							
Grifols UK, Ltd. (UK)	Biopharma	7,907	--	--	--	212	8,119
Grifols Italia.S.p.A. (Italy)	Biopharma	6,118	--	--	--	--	6,118
Biomat USA, Inc.(USA)	Biopharma	868,674	--	(11,037)	--	27,822	885,459
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,846	--	--	--	(54)	9,792
Grifols Therapeutics, Inc. (USA)	Biopharma	2,011,030	--	--	--	64,812	2,075,842
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,628,995	--	--	--	83,953	2,712,948
Kiro Grifols, S.L. (Spain)	Other	24,376	--	--	--	--	24,376
Haema, AG. (Germany)	Biopharma	190,014	--	--	--	--	190,014
BPC Plasma, Inc (formerly Biotest Pharma, Corp.) (USA)	Biopharma	155,370	--	--	--	5,007	160,377
Plasmavita Healthcare, GmbH (Germany)	Biopharma	9,987	--	--	--	--	9,987
Alkahest, Inc (USA)	Other	79,615	--	--	--	2,566	82,181
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	152,841	--	--	--	(292)	152,549
GigaGen, Inc (USA)	Other	115,434	--	--	--	3,720	119,154
Haema Plasma Kft. (Hungary)		14,149	--	--	--	(440)	13,709
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) (Canada)	Biopharma	10,503	--	--	--	(20)	10,483
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	303,624	--	--	--	--	303,624
Grifols Bio Supplies, Inc (USA)	Bio Supplies	173,128	--	--	--	5,579	178,707
Biomat Holdings LLC (USA)	Biopharma	--	115,813	--	--	2,229	118,042
		6,802,127	115,813	(11,037)	0	195,094	7,101,997
			(See note 3)				

Impairment testing:

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, GigaGen and Alkahest as separated GGUs.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertical integration of the business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

11

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals in 2022, a new CGU for the Bio Supplies business has been identified.

The CGUs established by Grifols management are:

- Biopharma
- Diagnostic
- Bio Supplies
- Kiro Grifols
- GigaGen
- Alkahest

There is no indication of impairment regarding the CGUs as of June 30, 2024.

(7) Other Intangible Assets, Rights of Use and Property, Plant and Equipment

Movement in Other Intangible Assets, Rights of Use and Property, Plant and Equipment for the six-month period ended June 30, 2024 is as follows:

	Thousands of Euros			
	Other intangible assets	Rights of Use	Property, plant and equipment	Total
Total Cost at 31/12/2023	4,004,476	1,250,189	5,218,041	10,472,706
Total depreciation and amortization at 31/12/2023	(1,171,221)	(304,949)	(1,964,098)	(3,440,268)
Impairment at 31/12/2023	(1,059)	--	(6,820)	(7,879)
Balance at 31/12/2023	2,832,196	945,240	3,247,123	7,024,559
Cost				
Additions	63,251	37,611	96,498	197,360
Disposals	(4,788)	(7,108)	(49,738)	(61,634)
Transfers	5,119	4,619	(3,205)	6,533
Translation differences	77,385	30,071	101,074	208,530
Total Cost at 30/06/2024	4,145,443	1,315,382	5,362,670	10,823,495
Depreciation & amortization				
Additions (note 16)	(66,852)	(40,794)	(111,756)	(219,402)
Disposals	3,641	3,279	14,768	21,688
Transfers	--	(4,619)	(120)	(4,739)
Translation differences	(27,233)	(7,394)	(41,098)	(75,725)
Total depreciation and amortization at 30/06/202	(1,261,665)	(354,477)	(2,102,304)	(3,718,446)
Impairment				
Additions	--	--	--	--
Disposals	--	--	176	176
Transfers	(1,794)	--	--	(1,794)
Translation differences	--	--	(58)	(58)
Total impairment at 30/06/2024	(2,853)	--	(6,702)	(9,555)
Total balance at 30/06/2024	2,880,924	960,905	3,253,664	7,095,493

There is no evidence of impairment identified at June 30, 2024.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its

12

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The intangible assets acquired from Biotest mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio.

The intangible assets acquired from Access Biologicals mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals and classified as acquired customer relationships.

The cost and accumulated amortisation of currently marketed products acquired from Talecris, Progenika, Biotest and Access at 30 June 2024 is as follows:

	Thousands of Euros			
	Balance at 31/12/2023	Additions	Translation differences	**Balance at 30/06/2024**
Cost of currently marketed products - Gamunex	1,085,973	--	34,999	1,120,972
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Cost of currently marketed products - Biotest	200,902	--	--	200,902
Cost of currently marketed products - Acces	78,581	--	2,532	81,113
Accumulated amortisation of currently marketed products - Gamunex	(455,506)	(18,458)	(14,904)	(488,868)
Accumulated amortisation of currently marketed products - Progenika	(23,792)	--	--	(23,792)
Accumulated amortisation of currently marketed products - Biotest	(11,162)	(3,348)	--	(14,510)
Accumulated amortisation of currently marketed products - Access	(8,887)	(2,862)	(321)	(12,070)
Net carrying amount of currently marketed products	889,901	(24,668)	22,306	887,539

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

As of June 30, 2024, the residual useful life of the currently marketed products acquired from Talecris is 16 years and 11 months (17 years and 11 months at of June 30, 2023).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. In 2023 the currently marketed products reached the end of their useful life.

The estimated useful life of the product portfolio acquired from Biotest is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear.

The estimated useful life of the customer relationships acquired from Access Biologicals is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear.

At 30 June 2024 the Group has an amount of Euros 1,423,250 thousand as development costs in progress (Euros 1,366,893 thousand at 31 December 2023). This amount includes an amount of Euros 293,505 thousand as of 30 June 2024 (Euros 284,341 thousand as of 31 December 2023) corresponding to the ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and

13

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 14 ophthalmological diseases acquired from Alkahest. Likewise, this amount also includes an amount of Euros 868,239 thousand as of 30 June 2024 (Euros 861,950 thousand as of 31 December 2023) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). As of June 30, 2024, the Group has commitments to purchase fixed assets amounting to Euros 38,579 thousand. (8) Leases The composition of the balance related to leases at June 30, 2024 and December 31, 2023 is as follows: Movement for the period ended June 30, 2024, is included in note 7 "Other Intangible Assets, Rights of Use and Property, Plant and Equipment". The composition of lease liabilities at June 30, 2024 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount: 30/06/2024 31/12/2023 Maturity: Within one year 110,216 107,101 In the second year 115,566 126,133 In the third to fifth year 316,928 326,253 After the fifth year 1,147,013 1,003,424 Total undiscounted lease libilities 1,689,723 1,562,911 Discounting effect 555,501 451,583 Lease liabilities included in the statement of financial position 1,134,222 1,111,328 Thousands of Euros 30/06/2024 31/12/2023 Land and Buildings 948,655 933,304 Machinery 3,440 3,718 Computer equipment 658 764 Vehicles 8,152 7,454 Total Rights of use (Note 7) 960,905 945,240 30/06/2024 31/12/2023 Non-current 1,025,362 1,004,227 Current 108,860 107,101 Total lease liabilities (Note 15) 1,134,222 1,111,328 Thousands of Euros Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

The amounts recognized in the consolidated income statement of profit or loss relating to lease contracts during the three- and six-month periods ended June 30, 2024 and 2023 are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2024	Six-Months Ended 30 June 2023 (*)	Three-Months Ended 30 June 2024	Three-Months Ended 30 June 2023 (*)
			Not reviewed	Not reviewed
Buildings	37,206	37,588	19,568	19,896
Machinery	809	589	388	288
Computer equipment	259	514	117	307
Vehicles	2,520	2,523	1,282	1,273
Total Rights of use depreciation	40,794	41,214	21,355	21,764

(*) Restated figures (Note 2.d)

	Thousands of Euros			
	Six-Months Ended 30 June 2024	Six-Months Ended 30 June 2023 (*)	Three-Months Ended 30 June 2024	Three-Months Ended 30 June 2023 (*)
			Not reviewed	Not reviewed
Finance lease expenses (Note 17)	23,792	21,377	12,302	10,680
	23,792	21,377	12,302	10,680

(*) Restated figures (Note 2.d)

	Thousands of Euros			
	Six-Months Ended 30 June 2024	Six-Months Ended 30 June 2023	Three-Months Ended 30 June 2024	Three-Months Ended 30 June 2023
			Not reviewed	Not reviewed
Expenses related to short-term agreements	530	733	340	218
Expenses related to low-value agreements	8,800	7,022	5,360	3,349
Other operating lease expenses	13,296	12,123	6,842	6,051
	22,626	19,878	12,542	9,618

At June 30, 2024, the Group has paid a total amount of Euros 52,601 thousand related to lease contracts (Euros 56,582 thousand at June 30, 2023).

The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee.

15

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 16 (9) Equity-Accounted Investees and Joint Business Movements in investments in equity-accounted investees for the six-month period ended June 30, 2024 are as follows: Shanghai RAAS Blood Products Co., Ltd. Grifols Egypt Plasma Derivatives BioDarou P.J.S. Co. Total Albajuna Therapeutics, S.L Mecwins, S.A. Total Total Balance at January 1 361,394 46,263 11,265 418,922 -- 2,841 2,841 421,763 Share of profit / (losses) 12,595 2,694 -- 15,289 -- -- -- 15,289 Share of other comprehensive income / translation differences 435 (2,379) -- (1,944) -- -- -- (1,944) Collected dividends (6,724) -- -- (6,724) -- -- -- (6,724) Transfers (see note 11) (367,700) -- -- (367,700) -- (2,841) (2,841) (370,541) Balance at June 30 -- 46,578 11,265 57,843 -- -- -- 57,843 Equity accounted investees with similar activity to that of the Group Rest of equity accounted investees Thousands of Euros 2024 Additionally, as a result of the sale of SRAAS (note 11), an operating profit of Euros 34,090 thousand has been recognized under the caption 'Profit of equity accounted investees with similar activity to that of the Group' in the condensed consolidated income statement

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

The main movements of the entities valued by the equity method with activity similar to that of the Group are explained below:

Shanghai RAAS Blood Products Co. Ltd.

On December 29, 2023, Grifols reached an agreement with Haier for the sale of a 20% shareholding subject to regulatory approvals and other conditions agreed in the agreement. As a result of the Share Purchase Agreement, at December 31, 2023 the amount equivalent to 20% of the shareholding in SRAAS was reclassified to Non-current assets held for sale for Euros 1,089,856 thousand (see note 11).

On June 18, 2024 the sale transaction was closed and Grifols loses its significant influence over its interest in SRAAS at the closing of the transaction. The remaining 6.58% interest in the shares of SRAAS is considered a financial asset measured at fair value through "Other comprehensive income" at the transaction date and has been reclassified to financial asset (see note 10 and 11).

In the first half of 2024, dividends of RMB 52,984 thousand, equivalent to Euros 6,724 thousand, were received.

Joint operation:

Biotek America, LLC

Grifols has signed a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek) for the opening and management of 28 plasma collection centers. The transaction was instrumentalized through the creation of Biotek America LLC ("ITK JV"), which created a series of shares for each site (silos). Grifols holds 75% of each series of shares and ImmunoTek the remaining 25%. Approximately 3 years after the opening of each center, Grifols acquires the center. Grifols made advances of up to US Dollar 5,000 thousand for each center to ImmunoTek, totaling US Dollar 140,000 thousand (Euros 126,697 thousand) for the 28 centers, which will be deducted from their purchase price of the last 14 centers.

Although Grifols holds a 75% interest in the ITK JV, this interest is considered a "joint operating company" because under the agreements between the parties, Grifols exercises joint control until the acquisition of the centres. Likewise, to the extent that Grifols anticipates the funds and the silos are created to sell all plasma production to Grifols, the assets and liabilities of the ITK JV and its series are integrated at 100%, with the corresponding eliminations for the transactions with the ITK JV and its silos. Full details of the transaction are set out in note 10 of the consolidated annual accounts for the year ended December 31, 2023.

The amounts payable for the donor centers acquisition net of deposits and on the basis of a minimum production and existence of the centres at the time of purchase, would be the following amounts according to the estimated payment schedule:

	Thousand	
	US Dollar	Euros
2024	130,956	119,051
2025	77,928	70,844
2026	61,910	56,282
Total	270,794	246,177

Finally, each individual silo is a business and a joint arrangement. Also, as Grifols acquires the sites, a step acquisition will not arise and therefore the difference between the consideration paid for each site and the fair value of the assets and liabilities, which will not differ significantly from their carrying amount, will be recognized as goodwill (see note 3).

17

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 18 The assets and liabilities assigned to the aforementioned joint operation at June 30, 2024 are as follows: Net assets Thousand of Euros Other intangible assets 59,196 Property, plant and equipment 22,114 Non current financial assets 35 Inventories 16,151 Trade and other receivables 27,147 Other current assets 1,042 Cash and cash equivalents 19,938 Total assets 145,623 Non current liabilities (87,065) Current liabilities (90,442) Total liabilities (177,507) Total equity (31,884) (10) Financial Assets The composition of non-current financial assets in the consolidated balance sheet at June 30, 2024 and December 31, 2023 is as follows: In Non-current guarantee deposits, there are long-term deposits with related parties that amount Euros 943 thousand at June 30, 2024 (Euros 943 thousand at December 31, 2023) (see note 22). The remaining 6.58% interest in SRAAS shares is included under the caption “other non-current investments”. This investment has been considered a financial asset measured at fair value with changes in ‘Other Comprehensive Income of financial asset at fair value’ whose fair value at June 30, 2024 has been calculated on the basis of the SRAAS share price at that date in the amount of Euros 440,173 thousand (see note 11) recognizing a gain under the heading of other comprehensive income of Euros 4.268 thousand net of tax. Reference 30/06/2024 31/12/2023 Other non-current investments 454,511 11,139 Non-current derivates Note 21 657 1,043 Other non-current financial assets 129 -- Total Non-current financial assets measured at fair value 455,297 12,182 Non-current guarantee deposits 9,139 8,872 Other non-current financial assets (a) 47,515 18,996 Non-current loans to third parties (b) 143,990 136,626 Total Non-current financial assets at amortized cost 200,644 164,494 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 19 Details of current financial assets on the consolidated balance sheet at June 30, 2024 and at December 31, 2023 are as follows: Reference 30/06/2024 31/12/2023 Current derivatives Note 21 36,561 23,644 Total current financial assets measured at fair value 36,561 23,644 Deposits and guarantees 16,831 325 Other current financial assets (a) 129,498 116,143 Current loans to third parties (b) 98 120 Current financial assets at amortized cost 146,427 116,588 Thousands of Euros (a) Other non-current and current financial assets A breakdown of other non-current and current financial assets is as follows: 30/06/2024 31/12/2023 Other financial assets with related parties 123,362 101,217 Other financial assets with associated parties 418 418 Other financial assets with third parties 53,233 33,504 Total other non-current and current financial assets 177,013 135,139 Thousands of Euros Other financial assets with related parties includes the open balance of the cash pooling that Haema AG and BPC Plasma, Inc. have with Scranton Plasma B.V. Those balances have been reclassified from non-current to current based on their maturity. In note 22 it is disclosed the transactions with associated and related parties. (b) Non-current and current loans Details of non-current and current loans are as follows: 30/06/2024 31/12/2023 Credits to related parties 123,285 115,209 Credits to third parties 20,803 21,537 Total non-current and current credits 144,088 136,746 Thousands of Euros "Credits to related parties" corresponds to a loan signed by Scranton Enterprises, BV. with the Group on December 28, 2018 for an initial amount of US Dollar 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares in BPC Plasma, Inc. and Haema, AG. As of June 30, 2024, the heading includes an additional amount of Euros 15 million drawn down during the 2023 financial year under the same conditions as the initial loan, as well as accrued and unsettled interest to date. (11) Non-current assets held for sale On December 29, 2023, Grifols reached an agreement with Haier Group Corporation for the sale of a 20% equity interest in Shanghai RAAS (SRAAS) for RMB 12,500 million. Pursuant to IFRS 5, such stake subject to the sale transaction was considered as a “Non-current asset held for sale” in the consolidated statement of financial position as at December 31, 2023 in the amount of Euro 1,089,856 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 20 On June 18, 2024, after obtaining the corresponding authorisations from the required regulatory authorities and after the fulfilment of certain agreed conditions, the sale transaction was closed for RMB 12,500 million (Euro 1,607,500 thousand at the exchange rate at the date of the transaction). On June 28, 2024, the proceeds from the sale, net of transaction costs and taxes paid in China, amounted to Euros 1,564,256 thousand at the exchange rate at that date, and were credited to Grifols' RMB bank account (see note 13). In order to reduce exposure to changes in the EUR/ RMB exchange rate and guarantee the amount collected in Euros, Grifols has contracted a EUR/ RMB forward rate financial instrument (Fx Foward). These funds have been used to reduce debt (see note 15). As a result of this sale transaction, Grifols loses its significant influence over its interest in SRAAS at the closing of the transaction. The remaining 6.58% stake in SRAAS shares is considered a financial asset valued at fair value with changes in "Other comprehensive income" which fair value at the date of the transaction has been calculated on the basis of the listed price of the SRAAS share at that date in the amount of Euros 434,481 thousand (see note 10). Grifols also lost its indirect 11.79% stake in GDS which was held through its shareholding in SRAAS, resulting in an increase of Euros 507,803 thousand in equity attributable to minority interests. In addition, as part of the transaction, a series of agreements were signed (see note 20.e), including the extension of the exclusive distribution agreement for albumin, which will mean considerable growth in sales in China for Grifols in the coming years. This transaction has not had a material impact on the condensed consolidated income statement for 2024 and is calculated as follows: Selling price 1,607,500 Fair value of SRAAS 6,58% 434,481 Minus: book value of the Non-current asset held for sale and transaction costs (1,123,588) Minus: book value of the Investment accounted for using the equity method as of the date of loss of the significant influence (367,700) Minus: increase of the minority interest of GDS (507,803) Other contractual obligations (see Note 20.e) (10,433) Result before the reclassification of translation differences 32,457 Accumulated translation differences in equity 1,633 Transaction result: profit 34,090 Taxes on profits in China and Spain (34,544) Result net of taxes (454) Thousands of euros The result of the transaction includes an unrealized gain corresponding to the revaluation of the investment retained by Grifols in SRAAS at fair value in the amount of Euros 68,414 thousand. (12) Trade and Other Receivables At June 30, 2024 and during 2023, Grifols has sold receivables without recourse to some financial institutions (factors), to which substantially all the risks and rewards of ownership of the assigned receivables are transferred. Control over the assigned receivables, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The contractual terms include early collection of the assigned receivables ranging from 65% to 100% of the nominal amount and a coverage limit that the factors would cover in case of insolvency of the debtors, ranging from 90% to 100% of the transferred nominal amount.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 21 These contracts have been considered as non-recourse factoring and the amount advanced for the factors has been derecognized from the balance sheet. In addition, in 2024 and 2023, some receivables assignment contracts were signed with a financial institution, in which Grifols retains the risks and rewards inherent to the ownership of the assigned receivables. These contracts have been treated as factoring with recourse, where the amount assigned is retained on the consolidated balance sheet and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized is Euros 13,487 thousand at June 30, 2024 (Euros 14,114 thousand in the six-month period ended June 30, 2023 and Euros 16,985 thousand at December 31, 2023) . The total amount of non-recourse receivables, the ownership of which has been transferred to financial institutions under the aforementioned contracts, amounted to Euros 1,490,551 thousand in the six-month period ended June 30, 2024 (Euros 1,533,411 thousand in the six-month period ended June 30, 2023 and Euros 2,858,117 thousand at December 31, 2023). The finance cost of the receivables sold amounted to Euros 13,685 thousand for the six-month period ended June 30, 2024 and is recognized under "Finance costs" in the consolidated statement of profit and loss (Euros 11,739 thousand for the six-month period ended June 30, 2023) (see note 17). The volume of invoices sold without recourse to various financial institutions which, based on their due date, would not have been collected as June 30, 2024, totals Euros 222,275 thousand (Euros 158,809 thousand at June, 30 2023). (13) Cash and Cash Equivalents The composition of this item in the consolidated balance sheet at June 30, 2024 and December 31, 2023 is as follows: 30/06/2024 31/12/2023 Current deposits 4,532 6,506 Cash in hand and at banks 2,108,689 523,071 Total cash and cash equivalents 2,113,221 529,577 Thousands of Euros On June 28, 2024, the proceeds from the sale, net of transaction costs and taxes paid in China, amounted to Euros 1,564,255 thousand at the exchange rate at that date, and were credited to Grifols' RMB bank account. (14) Equity The movement in consolidated equity are set out in the condensed consolidated statement of changes in equity, which forms an integral part of this note to these condensed consolidated interim financial statements. (a) Subscribed capital and share premium At June 30, 2024 and December 31, 2023, the share capital of the Company amounts to Euros 119,603,705 and consists of: • Class A shares: 426,129,798 shares of Euros 0.25 par value each, subscribed and fully paid up, belonging to the same class and series, which are the ordinary shares of the Company. • Class B shares: 261,425,110 of 0.05 Euro par value each, belonging to the same class and series, and which are non-voting shares with the pre-emptive rights established in the Company's Articles of Association.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

(b) Reserves

The availability the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2024, an amount of Euros 13,953 thousand equivalent to the carrying amount of corresponding to the unamortized research and development expenses of certain Spanish companies (Euros 12,923 thousand at December 31, 2023) are, in accordance with applicable regulations, restricted reserves, which cannot be distributed until these development costs have been amortized.

Companies in Spain are obliged to transfer 10% of each year's profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At June 30, 2024 and December 31, 2023 the legal reserve of the Parent company amounts to Euros 23,921 thousand.

Finally, the hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) to the consolidated annual accounts for the year ended December 31, 2023 for details. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 21.

The group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve.

(c) Treasury stock

During the six months ended June 30, 2024, and 2023, there was no movement in Class A treasury stock.

The movement in Class B treasury stock during the six months ended June 30, 2024, is as follows:

	No. of Class B shares	Thousand of Euros
Balance at 1 January 2024	4,518,199	62,789
Disposals Class B shares	(536,920)	(7,461)
Acquisition Class B shares	--	--
Balance at 30 June 2024	3,981,279	55,328

In April 2024, the Group delivered 536,920 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 20 (c)).

Movement in Class B treasury stock during the six-month period ended June 30, 2023 is as follows:

	No. of Class B shares	Thousand of Euros
Balance at 1 January 2023	5,199,784	72,261
Disposals Class B shares	(253,837)	(3,528)
Acquisition Class B shares	--	--
Balance at 30 June 2023	4,945,947	68,733

22

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 23 In March and May 2023, the Group delivered 253,837 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 20 (c)). (d) Distribution of profits The profits of Grifols, S.A. and subsidiaries are applied as approved at the respective General Shareholders' Meetings and the proposed distribution of profit for the year ended December 31, 2023 is presented as part of the consolidated statement of changes in equity. Consequently, no dividends were paid during the six-month period ended June 30, 2024 and 2023. (15) Financial liabilities Details of financial liabilities at June 30, 2024 and December 31, 2023 are as follows: Financial liabilities Reference 30/06/2024 31/12/2023 Non-current obligations (a) 4,098,180 4,615,474 Senior secured debt (b) 2,330,882 3,309,032 Other loans (b) 710,486 445,249 Other non-current financial liabilities (c) 788,450 814,069 Non-current financial derivatives Note 21 -- 11 Non-current lease liabilities Note 8 1,025,362 1,004,227 Loan transaction costs (201,098) (154,458) Total non-current financial liabilities 8,752,262 10,033,604 Current obligations (a) 956,646 145,898 Senior secured debt (b) 1,064,479 57,072 Other loans (b) 556,378 676,971 Other current financial liabilities (c) 74,902 115,566 Current financial derivatives Note 21 4,713 10,133 Current lease liabilities Note 8 108,860 107,101 Loan transaction costs (8,650) (89,127) Total current financial liabilities 2,757,328 1,023,614 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

(a) Senior Notes

Detail of Senior Notes at June 30, 2024 are as follows:

	Thousands of Euros					
	Issue date	Company	Nominal value	Currency	Annual coupon	Maturity
Unsecured senior notes	05/10/2021	Grifols, S.A. (*)	1,400,000	Euros	3.875%	2028
	05/10/2021	Grifols, S.A. (*)	705,000	US dollar	4.750%	2028
Secured senior notes	15/11/2019	Grifols, S.A.	770,000	Euros	2.25%	2027
	15/11/2019	Grifols, S.A.	905,000	Euros	1.625%	2025
	30/04/2024	Grifols, S.A.	1,000,000	Euros	7.500%	2030
	04/06/2024	Grifols, S.A.	300,000	Euros	7.500%	2030

(*) As a consecuence of the merge between Grifols Escrow Issuer, S.A. and Grifols, S.A.

The total principal plus interest payable on the senior notes is as follows:

	Principal + Interest in Thousands of Euros	
	Senior Unsecured Notes	Senior Secured Notes
Maturity		
2024	42,766	558,758
2025	85,532	459,746
2026	85,532	114,141
2027	85,532	853,750
2028	2,144,103	97,500
2029	-	97,500
2030	-	1,348,750
Total	2,443,465	3,530,145

On April 30, 2024, Grifols, S.A. closed the issue of a senior secured corporate bond (Senior Secured Notes) in the amount of Euros 1,000 million. Subsequently, on June 4, 2024, an additional private placement of senior secured notes in the amount of Euros 300 million was completed. Both placements mature in May 2030 and will accrue an annual coupon of 7.5%, both having the same economic terms and benefiting from the same personal guarantees and collateral.

The funds obtained from the former were used to redeem the Grifols Senior Unsecured Notes maturing in May 2025. The latter have been used to repay a portion of the Group's revolving credit facilities under its Credit and Guaranty Agreement entered into on November 15, 2019, as amended and/or restated from time to time (see note 15.b).

In addition, it is relevant to mention that part of the proceeds from the Shanghai RAAS (SRAAS) sale transaction will be used to partially redeem the senior debt secured on a pro-rata basis.

24

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

(b) Senior secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: US Dollar Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows:

- **US Dollar Tranche B:**
  - Original principal amount of US Dollars 2,500 million.
  - Applicable margin of 200 basis points (bp) pegged to SOFR.
  - Quasi-bullet repayment structure
  - Maturity in 2027

- **Euro Tranche B:**
  - Original principal amount of Euros 1,360 million.
  - Applicable margin of 225 basis points (bp) pegged to Euribor.
  - Quasi-bullet repayment structure
  - Maturity in 2027

Details of Tranche B by maturity at June 30, 2024 are as follows:

	Tranche B in US Dollars			Tranche B in Euros	
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
Maturity					
2024	US Dollars	718,859	671,517	Euros	391,009
2025	US Dollars	-	-	Euros	0
2026	US Dollars	8,431	7,876	Euros	4,582
2027	US Dollars	1,568,569	1,465,267	Euros	855,110
Total	US Dollars	2,295,859	2,144,660	Euros	1,250,701

The total principal plus interest of Tranche B of the senior debt by maturity is as follows:

	Thousand of Euros
	Tranche B Senior Loan
Maturity	
2024	1,153,097
2025	166,813
2026	179,158
2027	2,462,930
Total	3,961,998

Current bank borrowings include accrued interest of Euros 1,953 thousand at June 30, 2024 (Euros 22,240 thousand at December 31, 2023).

In addition, the proceeds from the sale transaction of Shanghai RAAS (SRAAS) will be used to partially cancel the senior debt secured on a pro rata basis.

Between 2015 and 2018, the Group arranged three non-current loans with the European Investment Bank totaling Euros 270,000 thousand to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At June 30, 2024 and December 31, 2023, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 116,875 thousand.

25

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 26 Revolving credit facility On May 7, 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025 and an applicable margin of 150 basis points (bp) pegged to SOFR. Movement in the Revolving Credit Facility is as follows: 30/06/2024 31/12/2023 Drawn opening balance 360,249 - Drawdowns 615,954 1,501,207 Repayments (361,319) (1,131,565) Translation differences 10,602 (9,393) Drawn closing balance 625,486 360,249 Thousands of Euros The financing agreements in sections a) and b) above include clauses by whereby the potential creditors in the different instruments could early terminate such contracts in the event of a change of control of the Company under the terms described in said agreements. Guarantors The Notes, the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. The Notes are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A. (c) Other financial liabilities At June 30, 2024, "Other non-current and current financial liabilities" include mainly an amount of Euros 785.578 thousand (Euros 840,938 thousand at December 31, 2023) related to the agreement with GIC (Singapore sovereign wealth fund). At June 30, 2024, one share has been redeemed for an amount of US Dollars 52,105 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

(16) Expenses by Nature

A breakdown of personal expenses by function is as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2024	Six-Months Ended 30 June 2023 (*)	Three-Months Ended 30 June 2024	Three-Months Ended 30 June 2023 (*)
			Not reviewed	Not reviewed
Cost of sales	685,317	705,030	335,950	333,087
Research and development	91,632	89,387	44,555	38,879
Selling, general & administrative expenses	253,675	266,437	129,630	81,380
	1,030,624	1,060,854	510,135	453,346

(*) Restated figures (Note 2.d)

On February 15, 2023, the Group announced a comprehensive operational improvement plan with significant cost savings. The plan included the optimization of plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization. As of December 31, 2023, the Group recognized an expense of approximately Euros 79,090 thousand mainly in professional services.

A breakdown of amortization/depreciation expenses by function is as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2024	Six-Months Ended 30 June 2023(*)	Three-Months Ended 30 June 2024	Three-Months Ended 30 June 2023 (*)
			Not reviewed	Not reviewed
Cost of sales	124,166	135,798	62,436	65,296
Research and development	40,140	38,060	22,016	9,931
Selling, general & administrative expenses	55,096	54,778	27,651	27,887
	219,402	228,636	112,103	103,114

(*) Restated figures (Note 2.d)

27

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 28 (17) Finance result Details are as follows: Reference Six-Months Ended 30 June 2024 Six-Months Ended 30 June 2023 Three-Months Ended 30 June 2024 Three-Months Ended 30 June 2023 Not reviewed Not reviewed Finance income 26,361 24,181 14,051 11,567 Finance cost from Senior Notes (106,871) (88,004) (62,335) (44,379) Finance cost from Senior debt (195,750) (120,148) (117,452) (62,512) Finance costs from other financial liabilities (35,868) (37,904) (18,007) (18,873) Capitalised interest 15,382 17,978 7,583 8,928 Finance lease expense Note 8 (23,792) (21,377) (12,302) (10,680) Other finance costs (48,694) (31,815) (32,939) (14,973) Finance costs (395,593) (281,270) (235,452) (142,489) Finance cost from sale of receivables Note 12 (13,685) (11,739) (8,434) (6,459) Change in fair value of financial instruments (4,125) (2,030) (1,549) 1,057 Exchange differences (2,047) (3,260) (1,104) (3,052) Finance result (389,089) (274,118) (232,488) (139,376) Thousands of Euros (18) Taxation For the calculation of the income tax accrued in this period, the tax rate that would be applicable to the total expected profit for the year has been used, so that the tax expense for the interim period will be the result of applying the weighted average annual effective tax rate to the profit before tax for the interim period. The Group's consolidated effective tax rate is 27%, excluding the effect of Biotest, for the six-month period ended June 30, 2024 and 25% for the six-month period ended June 30, 2023. Years open to inspection As established by current legislation, taxes cannot be considered definitively settled until the returns have been audited by the tax authorities, or the statute of limitations has elapsed. The Group is currently undergoing the following tax audits: • Certain companies of the Group domiciled in Spain were subject to an audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016. The resulting assessments were signed in conformity by the Group on 8 November 2021. It should be noted that no penalties were imposed on any of the Group companies for any of the taxes subject to audit. Moreover and since these assessments have resulted in an adjustment in the allocation of taxable income between different jurisdictions and in light of their effect on the Group's Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on the elimination of double taxation in connection with the adjustment of profits of associated enterprises.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 29 • Grifols Shared Services North America, Inc. and subsidiaries received in 2020 notification of a tax audit relating to the State Income Tax for the fiscal years 2017 and 2018. There have been no relevant developments with respect to this audit during the six-month period ending June 30, 2024. • Certain Group companies domiciled in Spain are currently under audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income tax for June 2018 to December 2019. The audit procedure is not over, although the group has signed in disagreement the corresponding provisional assessment proposals. As regards to Corporate Tax, the proposal is based on a difference in criteria in the valuation of certain transaction between Group companies. In relation to VAT, the proposal relies on a different interpretation of the financial activity carried out by the parent company of the Spanish tax Group and how such difference affects the deductibility of certain concepts. It should be noted that the Inspection has stated that it considers there have been no infringements in any of the taxes subject to verification. The Group acts with the tax authorities in a cooperative and transparent manner to resolve disputes and considers that its position in the years and matters described above have been in accordance with the law and are based on a reasonable interpretation of the applicable regulations. Therefore, the Group intends to submit pleadings to the Tax Authorities in this regard. Should the Tax Authorities not reconsider the position, the Group also intends to file the appropriate appeals and petitions to best defend its interests against the settlements finally issued. As of June 30, 2024, the Group has recorded an amount of Euros 92,517 thousand as a provision for previous disputes and pending tax litigation (such provision amounted to Euros 76,604 thousand as of December 31, 2023). According to the information currently available, the Group and the tax advisors consider that the provisions that have been recorded are adequate based on the existing risk best estimate and reasonably cover the possible obligations derived from current audits and litigations with regard to taxes. Minimum taxation (Pillar2 OECD) As at June 30, 2024, the Group continues to assess the implications of the OECD Pillar 2 reforms, which provide for the establishment of global minimum taxation rules; rules adopted in the EU through the relevant Directive to be transposed by Member States for application for financial years beginning on or after January 1, 2024. Beyond a significant increase in formal compliance burdens, the Group does not expect significant economic impacts from the application of this new regulation, as it is already subject to effective tax rates above 15% in most of the territories in which it operates and expects to benefit from the "transitional safe harbour" which allows avoiding the additional tax and alleviating formal compliance burdens. An exception to the above is Ireland, which has a nominal corporate income tax rate of 12.5% and has already passed its own Pillar 2 legislation which will allow it to levy corporate income tax directly. However, the Group does not expect a significant impact from Pillar 2 legislation arising from its operations in Ireland or in any of the other jurisdictions, although the complexity of the legislation could, in specific cases, give rise to additional taxation, which is not expected to be material. (19) Discontinued Operations During the six-month period ended June 30, 2024, and June 30, 2023, the Group has not discontinued any operations. (20) Commitments and Contingencies (a) Guarantees The Group has no significant guarantees extended to third parties.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 30 (b) Guarantees committed with third parties Since June 30, 2023, Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for five lease contracts for certain ImmunoTek plasma centers not affected by the collaboration under Biotek America LLC. In addition, Grifols, S.A. acts as guarantor of the commitments made for the purchase of the plasma centers (note 3 and 9). Additionally, the Group has significant guarantees committed to third parties as described in note 15. (c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for the six-month ended in June 30, 2024 has amounted to Euros 564 thousand (Euros 534 thousand for 2023). In the event that control is taken of the Company, the Group has agreements with 34 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary. In addition, the share-based remuneration plans maintained by the Company for certain employees include clauses according to which, in the event of a change of control, the amounts pending exchange would be early settled under the terms described in said agreements. The Group has contracts with 22 executives entitling them to termination benefits ranging from eleven months to four years of their salary in different circumstances. Restricted Share Unit Retention Plan In March 2022, the Group established a Restricted Stock Share Plan (hereinafter RSU) for certain employees. Under this plan, an employee may elect to receive up to 50% of his or her annual bonus in Class B non-voting ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADSs), and the Group will match this with an additional 50% contribution in RSUs. Class B Grifols shares and Grifols ADSs are valued at the date of grant of the bonus. These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or Grifols ADSs (American Depositary Shares representing 1 Class B Share). If an eligible employee leaves the company or is terminated prior to the vesting period, he/she will not be entitled to the additional RSUs. At June 30, 2024 the Group has settled the 2022 RSU plan for an amount of Euros 5,900 thousand (Euros 3,296 thousand at December 31, 2023 corresponding to the 2020 RSU plan). This commitment is treated as equity-settled and the accumulated amount recognized at June 30, 2024 as share-based payments cost of employees is Euros 4,155 thousand (Euros 8,282 thousand at December 31, 2023). Equity-settled share-based payment plan In May 2023, the Board of Directors approved a proposal to the Ordinary General Meeting on June 16, 2023, which approved it, a long term incentive plan based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries. The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4,000,000 stock options will be granted, representing the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan.

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2025	1,072,000	3.05
2027	1,608,000	2.85

Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2025, 2026.

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
22/02/2025	700,000	1.08
28/02/2025	270,000	2.19
31/12/2026	180,000	2.39

The recognized amount in Equity as of 30 June 2024 amounts to Euros 4,176 thousand.

Cash-settled share-based payment plan

In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan and, in addition, such settlement is subject to the achievement of performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement. At 30 June 2024, the total accumulated amount is Euros 1,906 thousand and is included in the heading "Trade and other payable". The amount recognized in the Consolidated Statement of Profit and Loss as of 30 June 2024 amounts to Euros 182 thousand.

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2025	274,500	8.52
2027	274,500	6.92

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 18,6 million in the six-months period ended 30 June 2024 (US Dollars 18,3 million in the six-months ended 30 June 2023).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

31

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 32 The Biotest Group has established retirement benefits and employment commitments for certain employees, primarily from its German companies. These benefits are based on employees' length of service and salary. The pension plans are voluntary and are not subject to statutory or legal obligations. The amount of pension liabilities largely depends on fluctuations in interest rates and the life expectancy of the beneficiaries. (d) Purchase commitments Purchase option on BPC Plasma Inc. and Haema AG On December 28, 2018, the Group sold BPC Plasma Inc. and Haema AG to Scranton Enterprises B.V. The sales contract included a purchase option for Grifols that grants it the irrevocable and exclusive right (not an obligation) to acquire the shares sold to Scranton Enterprises B.V. (both at the same time) at any time from the effective date of sale. In relation to the purchase option and given that it is based on a variable number of shares and a variable acquisition price, said instrument is a derivative financial instrument that must be valued at fair value with changes in the profit and loss account. The exercise price of the option will be equal to the greater of: (i) the same price at which the shares were sold to Scranton, adding the expenses related to the transaction and the increase in net working capital from the time of exercise of the option and the time at which the sale occurred, and (ii) the amount necessary to cancel the debt contracted by Scranton with the financing entity of the transaction for an amount of US Dollars 360 million, plus accrued interest, as well as any other amount necessary to cancel said debt. Based on the contractual conditions, Grifols has estimated the price of the option as (i) the price for which the shares have been sold to Scranton (US Dollars 538,000,000) plus (ii) the variation in working capital, which, given the business model of both companies, will be mainly represented by undistributed profits. Insofar as the exercise price has been established for a value similar to the fair value of BPC and Haema, the option does not have a significant value. On the other hand, since the valuation of the option is based on non-observable market variables, it corresponds to Level 3 of the fair value hierarchy. Considering the uncertainties underlying the valuation of the option as it deals with non-observable variables, and the value of the same not being significant, said value has not been recognized as of 30 June 2024 and 31 December 2023. Likewise, both the shares of Haema AG and the shares of BPC Plasma Inc. are currently pledged as collateral for the loan from Scranton Plasma BV with Bank of America. If a default occurs under the loan agreement, as long as the financing banks have not executed the corresponding pledge, Grifols may exercise the purchase option. Grifols will pay the bank in preference to Scranton Plasma BV until the amount of the debt at the time of acquisition is settled. There is no time limitation in the loan agreement for Grifols to exercise the repurchase option. As of June 30, 2024, there have been no default events. Purchase option on Haema PlasmaKft. On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. Grifols did not make any monetary consideration for the purchase option agreement when signing the agreement. Purchase option from Plasmavita Healthcare GmbH On November 22, 2017, the company Plasmavita Healthcare GmbH was incorporated in Germany. Currently, the Group is a shareholder of 50% of the shares and two individual partners, shareholders of the remaining 50% of the Company's shares. Through a management services agreement, one of them (the "Managing Partner") provides certain management services to the Company. The Company's incorporation agreement establishes a purchase option in favor of the Group that grants the irrevocable right (not the obligation) to the Group to acquire the remaining 50% stake in the Company from the two individual partners within a period

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 of 6 months from the moment the Managing Partner ceases to provide the Company's management services. The fair value of the purchase option is not material.

National Service Projects Organization (NSPO)

On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization ("NSPO") through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a significant value. As of 30 June 2024, no amount has been recognized for these options as they are not significant.

Canadian Blood Services

In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of Immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by July 2026. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada:

Thousand of Euros			
2024	2025	2026	2027
16,747	21,386	31,328	17,844

(e) Contractual commitments

Agreement on the sale of the 20% shareholding in SRAAS

As a consequence of the agreement to sell the 20% shareholding in Shanghai RAAS to Haier, both companies signed the following agreements:

- The existing Exclusive Distribution Agreement for human serum albumin for the Chinese market, signed with SRAAS, will have a duration of 10 years (until 2034), with a 10-year extension option by SRAAS and guaranteed minimum supply volumes for the period 2024-2028. In the absence of an agreement for subsequent years, the minimum volumes agreed for 2028 will apply. Pricing under such an agreement will remain at the same applicable standards.

- Grifols commits to achieve an aggregate GDS EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS' current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability has been considered at the closing of the sale transaction. This commitment will be assessed at the end of each year during the commitment period.

- Grifols undertakes that, for so long as it controls GDS directly or indirectly, it will use its best efforts, without obligation, to ensure that GDS declares and distributes dividends to its shareholders in each year after closing in an amount not less than 50% of the net profits of GDS for that year.

- Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as creditor, and Grifols, as debtor.

33

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 34 • Grifols retains the right to appoint one director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in the event that Grifols wishes to sell these shares. The voting proxy agreement has been valued at Euros 10 million. (f) Judicial procedures and arbitration • ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC. Served: October 8, 2019 US District Court, Northern District of Illinois Patent Infringement, Civil Action No. 1:19-cv-6587 Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated August 16, 2019 (the “HIV License”). On September 12, 2019, GDS and Ortho filed Notice of Arbitration. On October 3, 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott. The arbitration hearing was June 15-16 , 2020. Grifols/Ortho were awarded $4 Million. NEXT ACTION: Expert Discovery was concluded on October 14th 2022 and the parties filed dispositive motions, including a motion for summary judgement by Abbott, which was unsuccessful to dispose of the litigation. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action. A mediation took place on 31 January 2024 without success. Further pre-trial hearings will be held between now and trial setting. Trial is expected to be in late 2024 or early 2025. • RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC. Served: March 11, 2021 Superior Court, CA County of Alameda Case No.: RG21089519 Wage & Hour Class Action Plaintiff claiming violation of CA wage & hour statutes, including a claim under the Private Attorney's General Act. NEXT STEP: The Hearing on the class certification motion was heard on October 28, 2022. Court granted class certification encompassing all persons employed in California by GDS as hourly non-exempt employees during period of February 22, 2017 through November 4, 2022, relating to only two of the ten claims alleged in the class action lawsuit. After exchanging preliminary discovery, this matter settled at mediation for $400,000 in exchange for a full release of all claims. The settlement amount includes a release for any wage and hour claims, claims under the Private Attorneys' General Act, and attorneys' fees. The Court approved the settlement in a hearing that occurred on July 18, 2024. The settlement proceeds will be due sometime in the next sixty (60) days, and the checks would be distributed to class members within month thereafter. The Court scheduled a final compliance hearing for March 27, 2025, to ensure that all class requirements have been met. Plaintiff’s counsel will file a final report and declaration prior to the hearing, in which case no appearance will be necessary. CLASS POTENTIAL: Approx. 300 CA GDS employees for payroll/wage & hour violations per pay period for 5 years.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 35 • CERUS CORPORATION v. LABORATORIOS GRIFOLS, S.A. Cerus Corporation ("Cerus") and Laboratorios Grifols, S.A. ("Grifols") entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the "Agreement"). As a result of Grifols' decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols was unable to comply with the Agreement. In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols' blood bags production facility until the arbitration proceedings is finalized. NEXT ACTION: In March 2024, the Parties agreed to further suspend the proceedings, which was granted by the Tribunal until June 7, 2024. However, the Tribunal had called the parties to a short remote hearing on May 30, 2024 in order to avoid that this matter drifted indefinitely. Further, at the end of March, 2024, the Spanish court made an order withdrawing the claim, and thereby discontinuing the Spanish proceedings, which is now closed and each party is to cover its own costs. In respect of the arbitration and before May 30, 2024, the parties engaged in negotiations to find an agreement on, either settling the claim pending in arbitration or defining the terms on how the arbitration should proceed forward. To this extent, the parties requested to the Tribunal to suspend the May hearing, which the Tribunal agreed to do until the next available date as of July 2024. In the meantime, while the companies' respective counsels are negotiating a settlement of the arbitration, the commercial and technical teams are working on the manufacturing and supply activities within the terms of the Agreement. (21) Financial Instruments Classification A breakdown of financial instruments by nature, category and fair value is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

	Thousand of Euros										
	30/06/2024										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at fair value to other comprehensive income**	**Hedges**	**Financial liabilities at amortised costs**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	454,633	--	--	--	454,640	440,180	--	14,460	454,640
Derivatives instruments	--	616	--	36,602	--	--	37,218	--	37,218	--	37,218
Trade and other receivables	--	--	464,088	--	--	--	464,088	--	464,088	--	464,088
Financial assets measured at fair value	--	**623**	**918,721**	**36,602**	--	--	**955,946**				
Non-current financial assets	200,644	--	--	--	--	--	200,644				
Other current financial assets	146,427	--	--	--	--	--	146,427				
Trade and other receivables	376,024	--	--	--	--	--	376,024				
Cash and cash equivalents	2,113,221	--	--	--	--	--	2,113,221				
Financial assets not measured at fair value	**2,836,316**	--	--	--	--	--	**2,836,316**				
Derivatives instruments	--	(2,803)	--	(1,910)	--	--	(4,713)	--	(4,713)	--	(4,713)
Financial liabilities measured at fair value	--	**(2,803)**	--	**(1,910)**	--	--	**(4,713)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,876,771)	--	(4,876,771)	(4,495,398)	--	--	(4,495,398)
Promissory Notes	--	--	--	--	(74,114)	--	(74,114)				
Senior secured debt	--	--	--	--	(3,287,601)	--	(3,287,601)	--	(3,338,932)	--	(3,338,932)
Other bank loans	--	--	--	--	(1,236,467)	--	(1,236,467)				
Lease liabilities	--	--	--	--	(1,134,222)	--	(1,134,222)				
Other financial liabilities	--	--	--	--	(895,702)	--	(895,702)				
Trade and other payables	--	--	--	--	(1,018,730)	--	(1,018,730)				
Other current liabilities	--	--	--	--	--	(247,408)	(247,408)				
Financial liabilities not measured at fair value	--	--	--	--	**(12,523,607)**	**(247,408)**	**(12,771,015)**				
	2,836,316	**(2,180)**	**918,721**	**34,692**	**(12,523,607)**	**(247,408)**	**(8,983,466)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of their short term.

36

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

	Thousand of Euros										
	31/12/2023										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at fair value to other comprehensive income**	**Hedges**	**Financial liabilities at amortised costs**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	11,131	--	--	--	11,268	7	--	11,261	11,268
Derivatives instruments	--	2,760	--	21,928	--	--	24,688	--	24,688	--	24,688
Trade and other receivables	--	--	193,356	--	--	--	193,356	--	193,356	--	193,356
Financial assets measured at fair value	--	**2,767**	**204,617**	**21,928**	--	--	**229,312**				
Non-current financial assets	164,494	--	--	--	--	--	164,364				
Other current financial assets	116,588	--	--	--	--	--	116,588				
Trade and other receivables	526,689	--	--	--	--	--	526,689				
Cash and cash equivalents	529,577	--	--	--	--	--	529,577				
Financial assets not measured at fair value	**1,337,218**	--	--	--	--	--	**1,337,218**				
Derivatives instruments	--	(2,432)	--	(7,712)	--	--	(10,144)	--	(10,144)	--	(10,144)
Financial liabilities measured at fair value	--	**(2,432)**	--	**(7,712)**	--	--	**(10,144)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,568,130)	--	(4,568,130)	(4,364,798)	--	--	(4,364,798)
Promissory Notes	--	--	--	--	(114,188)	--	(114,188)				
Senior secured debt	--	--	--	--	(3,179,333)	--	(3,179,333)	--	(3,332,560)	--	(3,332,560)
Other bank loans	--	--	--	--	(1,144,459)	--	(1,144,459)				
Lease liabilities	--	--	--	--	(1,111,329)	--	(1,111,329)				
Other financial liabilities	--	--	--	--	(929,636)	--	(929,636)				
Other non-current debts	--	--	--	--	--	--	--				
Trade and other payables	--	--	--	--	(946,295)	--	(946,295)				
Other current liabilities	--	--	--	--	--	(283,366)	(283,366)				
Financial liabilities not measured at fair value	--	--	--		**(11,993,370)**	**(283,366)**	**(12,276,736)**				
	1,337,218	**335**	**204,617**	**14,216**	**(11,993,370)**	**(283,366)**	**(10,720,350)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of their short term.

37

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

Financial derivatives

At June 30, 2024 and December 31, 2023 the Group has the following derivatives:

				Thousands of Euros		
Financial derivatives	Currency	Notional amount at 30/06/2024	Notional amount at 31/12/2023	**Value at 30/06/2024**	**Value at 31/12/2023**	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	500,000,000	35,746	20,538	15/10/2024
Cross currency interest rate swap	US Dollar	205,000,000	205,000,000	(53)	(140)	15/10/2024
Foreign exchange rate forward	Swiss Franc	--	10,000,000	--	378	05/02/2024
Foreign exchange rate forward	Canadian dollar	--	30,000,000	--	399	05/01/2024
Foreign exchange rate forward	Czech koruna	--	160,000,000	--	191	12/02/2024
Foreign exchange rate forward	Euro	--	40,000,000	--	1,411	22/01/2024
Foreign exchange rate forward	Mexican peso	--	90,000,000	--	193	12/02/2024
Foreign exchange rate forward	Euro	70,000,000	--	306	--	22/04/2024
Foreign exchange rate forward	Mexican peso	100,000,000	--	86	--	12/08/2024
Foreign exchange rate forward	Pound Sterling	10,500,000	--	68	--	12/08/2024
Foreign exchange rate forward	Japanese Yen	700,000,000	--	116	--	08/04/2024
Foreign exchange rate forward	Canadian dollar	--	2,666,667	--	51	07/02/2024
Foreign exchange rate forward	Turkish lira	--	87,834,511	--	44	31/01/2024
Foreign exchange rate forward	US Dollar	--	7,700,000	--	93	29/02/2024
Foreign exchange rate forward	Euro	7,459	--	7	--	30/08/2024
Foreign exchange rate forward	Czech koruna	140,000	--	33	--	05/12/2024
Energy price swap	Euro/KwH	--	--	909	1,529	31/12/2032
Total assets (note 10)				**37,218**	**24,687**	
Cross currency interest rate swap	US Dollar	205,000,000	205,000,000	(1,910)	(7,712)	15/10/2024
Foreign exchange rate forward	Canadian dollar	--	30,000,000	--	(2,026)	05/01/2024
Foreign exchange rate forward	Canadian dollar	40,000,000	--	(91)	--	08/07/2024
Foreign exchange rate forward	Czech koruna	160,000,000	160,000,000	(116)	(13)	12/08/2024
Foreign exchange rate forward	Pound Sterling	--	8,500,000	--	(122)	12/02/2024
Foreign exchange rate forward	Japanese Yen	700,000,000	700,000,000	(116)	(214)	08/04/2024
Foreign exchange rate forward	Euro	70,000,000	--	(306)	--	22/04/2024
Foreign exchange rate forward	Swiss Franc	10,000,000	--	(7)	--	05/08/2024
Foreign exchange rate forward	Canadian dollar	--	12,560,102	--	(55)	07/02/2024
Foreign exchange rate forward	US Dollar	--	2,000,000	--	(2)	30/01/2024
Foreign exchange rate forward	Euro	28,080	--	(320)	--	09/01/2025
Foreign exchange rate forward	Hungarian Forin	3,615,000	--	(202)	--	03/12/2024
Foreign exchange rate forward	Chinese Yuan	12,160,000,000	--	(1,645)	--	05/07/2024
Total liabilities (note 15)				**(4,713)**	**(10,144)**	

38

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

(22) Transactions with Related Parties

The breakdown of balances with related parties as of June 30, 2024 is as follows:

		Thousands of Euros		
Carrying amount	Reference	Associates	Key management personeel	Other related parties
Receivables		26,715	--	--
Other financial assets	10	418	--	123,362
Loans	10	--	--	123,285
Guarantee deposits	10	--	--	943
Total debtors		**27,133**	**--**	**247,590**
Debts		--	(279)	(7,779)
Total creditors		**--**	**(279)**	**(7,779)**
Total		**27,133**	**(279)**	**239,811**

The heading "debtors" corresponding to associates includes balances outstanding for sales to associates corresponding mainly to Grifols Egypt Plasma Derivatives SAE (Euros 19,368 thousand in 2024).

"Receivables" mainly includes a loan signed by Scranton Enterprises BV with the group on December 28, 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 10) related to the payment of the sale of the shares in BPC Plasma, Inc. and Haema, AG. As of June 30, 2024, the heading includes an additional amount of Euros 15 million drawn down during the last financial year under the same conditions as the initial loan.

"Other financial assets" with other related parties corresponds to a cash-pooling financing agreement between BPC Plasma, Inc and Haema, AG with Scranton Plasma, BV due 2024 (see note 10).

The heading "debts" includes an amount of Euros 5,547 thousand as of June 30, 2024 relating to the balance of bearer promissory notes issued by the group company Instituto Grifols, S.A. These promissory notes are due on May 4, 2025, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 5%.

Transactions with related parties are in the Group's ordinary course of business and have been carried out on an arm's length basis.

The amounts of the Group's transactions with related parties during the six-month period ended June 30, 2024 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
Net sales	250,273	--	--	--
Purchases	--	--	(226)	--
Rendering of services	(166)	--	(2,302)	--
Remuneration	--	(5,833)	--	(11,636)
Payments for rights of use	--	--	(3,415)	--
Finance income	--	--	8,053	--
Dividends paid/received	6,724	--	--	--
Loans	--	--	17,967	--
	256,831	(5,833)	20,077	(11,636)

39

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 40 The amounts of the Group's transactions with related parties during the six-month period ended June 30, 2023 are as follows: Associates Key management personnel Other related parties Board of directors of the company Net sales 211,028 -- 14 -- Purchases (23) -- (352) -- Rendering of services (78) -- (2,480) -- Remuneration -- (9,006) -- (8,412) Payments for rights of use -- -- (3,374) -- Finance income -- -- 10,781 -- Dividends paid/received -- -- -- -- Loans -- -- 15,000 -- 210,927 (9,006) 19,589 (8,412) Thousands of Euros The amounts of the Group's transactions with related parties during the three months ended June 30, 2024 are as follows: Associates Key management personnel Other related parties Board of directors of the company Net sales 142,874 -- -- -- Purchases -- -- (59) -- Rendering of services (195) -- (1,302) -- Remuneration -- (2,661) -- (10,410) Payments for rights of use -- -- (1,673) -- Finance income -- -- 4,128 -- Dividends paid/received 6,724 -- -- -- Loans -- -- 11,255 -- 149,403 (2,661) 12,349 (10,410) Thousands of Euros Not reviewed

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024

The amounts of the Group's transactions with related parties during the three months ended June 30, 2023 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
	Not reviewed			
Net sales	123,313	--	--	--
Purchases	--	--	(127)	--
Rendering of services	(78)	--	(1,606)	--
Remuneration	--	(3,913)	0	(2,101)
Payments for rights of use	--	--	(1,760)	--
Finance income	--	--	6,233	--
Dividends paid/received	--	--	0	--
Loans	--	0	15,000	--
	123,235	(3,913)	17,740	(2,101)

"Net sales" includes sales to associated companies mainly corresponding to Anhui Tonrol Pharmaceutical Co. (company of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 230,812 thousand in 2024 and Euros 200,173 thousand in 2023).

"Other service expenses" includes an amount of Euros 2,302 thousand corresponding to contributions to non-profit entities in 2024 (Euros 2,330 thousand in 2023).

"Payments for right-of-use assets" corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of March 1, 2045.

"Finance income" mainly includes accrued interest (Euros 4,311 thousand in 2024 and Euros 3,644 thousand in 2023) corresponding to the loan agreement signed by Scranton Enterprises, BV. with the group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, AG. The remuneration is 2% + EURIBOR and matures on December 28, 2025. Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma, Inc and Haema, AG maintain with Scranton Plasma, BV with maturity in 2024 and a remuneration of the Scranton Plasma group interest rate EURIBOR+ 0.75%.

The dividends received correspond to the associated company Shanghai RAAS Blood Products Co. Ltd.

"Loans" mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma, Inc and Haema, AG have with Scranton Plasma, BV mentioned above.

"Remunerations" includes the compensation of the new CEO since his incorporation in April 2024 as well as a sign-on bonus of Euros 1,500 thousand. On the other hand, the key management personnel has decreased from 15 to 14 executives. Additionally, 2023 includes the remuneration of Mr. Steven Mayer for his position as Executive Chairman of the subsidiary Grifols Share Services North America Inc. and the amounts paid to him by this subsidiary for the termination of his contract with this subsidiary.

Directors representing shareholders´ interests have not received remuneration in 2024 (Euros 482 thousand in 2023).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management

41

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 42 personnel. In addition, as detailed in note 29(c) to the consolidated annual accounts for the year ended December 31, 2023, certain Company directors and key management personnel have termination benefit commitments. (23) Subsequent events Description of Certain Inside Information: Potential Transaction On 8 July 2024, the Parent Company (by means of a communication to the market of Inside Information) informed that on 7 July 2024 an extraordinary meeting of the Board of Directors had been held to analyse the request of certain family shareholders of Grifols and Brookfield Capital Partners (UK) Limited ("Brookfield") for access to certain Group information, in order to carry out a due diligence process in relation to a possible acquisition of shares of Grifols, S.A.. Specifically, in accordance with the Inside Information note communicated by Brookfield to the market on 8 July 2024, various companies that hold the shares of the aforementioned family shareholders (Deria S.A., Ponder Trade S.L. and Ralledor Holding Spain, S.L. together with Scranton Enterprises BV) (the "Family Shareholders") and Brookfield entered into an exclusivity arrangement to evaluate the potential joint tender offer transaction for the entire share capital of Grifols (class A shares and class B shares), and the delisting of the Group from the Spanish Stock Exchanges and NASDAQ (the "Potential Transaction"). As of today, there is no agreement regarding the potential terms or conditions of the Potential Transaction. At this stage, there is no guarantee that Brookfield and/or the Family Shareholders will make a tender offer for the shares of the Parent Company and/or that a delisting of the shares of the Parent Company will be proposed or agreed. (A) Certain Contractual Implications in a take of control (toma de control) The financing contracts entered into by the Parent Company, as well as the Corporate Bonds issued described in Note 15, include clauses whereby the potential creditors in the different instruments could early terminate such contracts in the event of a take of control of the Parent Company, provided that, in accordance with the terms and conditions under which the Potential Transaction finally materialises, the terms defined as a take of control in such contracts apply. In addition, as described in Note 20 c), the Group has entered into agreements with executives and directors whereby they may unilaterally terminate their employment contracts with the Parent Company and are entitled to certain indemnification in the event of a take of control of the Parent Company, provided that, in accordance with the terms and conditions under which the Potential Transaction finally materialises, the terms in such contracts apply. Similarly, the share-based remuneration plans maintained by the Parent Company for certain employees include clauses according to which, in the event of a take of control - provided that, in accordance with the terms and conditions under which the Potential Transaction finally materialises, the terms defined as a take of control in such contracts apply -, the amounts pending exchange would be early settled. In addition, certain operating contracts entered into by the Group with third parties also include clauses providing for a potential early termination in favour of the counterparty in the event of a take of control of the Parent Company provided that, in accordance with the terms and conditions under which the Potential Transaction finally materialises, the terms defined as a take of control in such contracts apply. At the date of preparation of the condensed interim consolidated financial statements at 30 June 2024, insofar as no public tender offer for the shares of Grifols, S.A. has yet been made and the terms and conditions under which the Potential Transaction would be reflected are not known, no situation exists whereby any of the early termination clauses mentioned in the preceding paragraphs would apply, and the terms and conditions under which the Potential Transaction would be reflected are not known, so there is no situation in which any of the early termination clauses mentioned in the preceding paragraphs would apply, and therefore the Group would not incur in any obligation to early repay its financing, nor would any counterparty have the right to early terminate any of these operating contracts, nor would there be any indemnification payments or settlement of obligations with its executives and employees. In any event, the Directors of the Parent Company understand that, in the event that the Potential Transaction constitutes or results in a take of control that could trigger the early termination of the aforementioned contracts

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2024 43 or, as the case may be, payment obligations or settlements to its officers and employees, the submission of any potential takeover bid by the potential bidder shall be subject to the condition that, as a result thereof, the financial and economic viability of the Group would not be compromised. (B) Certain Statutory Implications As described in Note 14, the Parent Company's share capital consists of Class A Shares and Class B Shares, Class B Shares being non-voting shares with preferential economic rights according to its Articles of Association. Treatment of Class A and Class B shares in the event of a public offer for the acquisition of shares Section 4.1. of article 6.Bis of the Articles of Association of the Parent Company provides that in the event that a public offer is made and settled for the acquisition of all or part of the shares of the Parent Company, the holders of Class B Shares shall be entitled to participate in such offer and to have their shares acquired in the same manner and on the same terms as the Class A Shares (including, without limitation, for the same consideration). Otherwise, the holders of the Class B Shares are entitled to require the Parent to redeem their shares (in accordance with the terms and process set out in Articles 4.2 and 4.3 of the Articles of Association). The wording of section 4.1 of article 6 bis of the Articles of Association of the Parent Company is transcribed literally below: [...] 4. Right of redemption 4.1 Redemption event. Each Class B Share entitles its holder to obtain its redemption as set forth in this section 4 in the event that (each offer that meets the following requirements, a “Redemption Event”) a tender acquisition offer over all or part of the shares in the Company is made and settled (in whole or in part), except if holders of Class B Shares have been entitled to participate in such offer and to their shares acquired in such offer equally and on the same terms as holders of Class A Shares (including, without limitation, for the same consideration). Approval of Exclusion Resolution In addition, certain extraordinary matters defined pursuant to article 6.2 of the Articles of Association, including any resolution approving the delisting of any shares of the Parent Company from trading on any stock exchange or secondary market, must be approved by a simple majority of the Class B Shares then outstanding. The Board of Directors of the Parent Company will at all times ensure compliance with the Articles of Association and act in the best interests of the Company and in the best interests of its shareholders, employees and other stakeholders. Acquisition of plasma centers As a result of the collaboration agreement entered to ImmunoTek GH, LLC in 2021, the Group acquired 7 plasma centers, through its 100% subsidiary Grifols Bio North America, LLC, for an amount of US Dollar 131 million. Settlement derived from hedging On July 5, 2024, Grifols settled the EUR/RMB exchange rate hedging derivative (see note 11) receiving an amount of Euros 1,559,942 thousand. This transaction has not had a significant impact on the consolidated income statement.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 1 Management Report for the six-month period ended June 30, 2024, should be read in conjunction with the corresponding consolidated interim financial statements and related notes. The comments and analysis included in the report may contain projections and forward-looking considerations that involve risks and uncertainties. Please refer to the legal notice included at the end of the document. In a half-year marked by an acceleration in operational and financial performance, Grifols reported solid results for the first six months of 2024 that reaffirmed its guidance for the year. Led by a strengthened leadership team, the company continues to make progress in achieving its strategic objectives, with a focus on cash generation, debt reduction, deleveraging, operational excellence and value creation for all its stakeholders. In this regard, the strategic alliance with the Haier Group in China involving the sale of a 20% stake in Shanghai RAAS (SRAAS), completed on June 18, 2024, as well as the execution of the cash generation plan, support both the debt reduction path and the efforts to improve cash flow, respectively. EVOLUTION OF REVENUES In this context, Grifols' revenue reached €3,444 million in the first half of 2024, representing an increase of +7.5% cc1 (+6.8% reported2 ). It is worth highlighting the solid revenue growth of +9.3% cc (+7.8% reported) in the second quarter of the year to 1,818 million euros, driven by the growth of the main business units: Biopharma, Diagnostic and Bio Supplies. Biopharma Biopharma's revenues increased by +8.9% cc (+8.3% reported) to €2,922 million in the first half of the year and by +8.4% cc (+8.5%) to €1,528 million in the second quarter. Framed on solid business fundamentals, the main growth drivers have been strong underlying demand for key plasma proteins, a solid plasma supply and a favorable pricing and product mix combination. Of particular note was the performance of immunoglobulin sales, the company's main franchise, up +13.1% cc in the half year due to higher growth in subcutaneous immunoglobulin (SCIG) Xembify® (+58.9% cc). Grifols continues to strengthen the immunoglobulin franchise with a strategy focused on primary immunodeficiencies (PI) and secondary immunodeficiencies (SID), the indications with the greatest growth potential in the coming years, while maintaining leadership in neurology and intensive care. The company's focus is on continuing to drive growth in the U.S. and prioritizing certain countries, while accelerating the expansion and penetration of Xembify®, its subcutaneous formulation. Sales of albumin grew by +9.6% cc in the first half of 2024, driven mainly by demand in China and the United States. In addition, Grifols' commercial innovation within the framework of the strategic alliance with Haier 1 Operating or constant exchange rate (cc) excludes exchange rate variations for the period 2 Reported includes the impact of foreign exchange rates

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 2 allows us to continue to expand supply in the country. In addition, the addition of Alfa-1 and other specialized proteins has remained stable. Diagnostic Diagnostic posted revenues of €323 million, up -3.7% cc year-on-year (-5.5% reported), driven by €164 million in the second quarter, representing growth of +1.2% cc (-0.5%). Excluding the €19 million commercial one-off that took place in Q1 2023, the division posted a +1.9% cc increase in the half-year. The positive performance of the main growth driver, blood typing solutions (+14.9% cc in the first half of the year) in the main regions was particularly noteworthy. Bio Supplies Bio Supplies grew +32.6% cc (+32.6% reported) to €110 million in the first half, up +92.6% cc (+93.5%) and €78 million in revenues in the second quarter thanks to sales phasing that impacted the first quarter and was offset during this quarter, as planned. The division continues to benefit from the integration of Access Biologicals. PLASMA SUPPLY AND COST PER LITER Grifols continues to increase plasma supply and effectively manage its cost per liter (CPL), driving further margin expansion. Plasma supply continues to grow sustainably, and CPL has stabilized in the second quarter compared to the first quarter of 2024, having been reduced by nearly 25% from the peak reached in July 2022. The outlook for plasma is positive, highlighting the opportunity for cost reductions related to increased efficiencies, streamlined operations and progress in technology and digitization. FINANCIAL RESULTS AND DELEVERAGING In the first six months of 2024, reported gross margin rose to 37.8% of revenue, improving from 36.0% in the same period last year, driven primarily by lower CPL and product mix. Taking into account the approximately nine-month inventory accounting lag that applies in the plasma industry, this improvement in CPL will continue to lead to incremental margin expansion in the second half of 2024. Reported EBITDA amounted to €723.6 million in the first half and €413.6 million in the second quarter, representing margins on revenues of 21.0% and 22.8%, respectively. At the same time, adjusted EBITDA amounted to €791.2 million in the first half, representing a margin of 23.0% on revenues, and €440.8 million in the second quarter, with a 24.2% margin – mainly including €44 million of non-recurring transaction and restructuring costs and €22 million from the Biotest Next Level (BNL) project.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 3 The sequential improvement was supported by Biopharma's performance-led growth, cost savings from the operational improvement plan and higher absorption of fixed costs. The financial result (loss) amounted to €389.1 million in the first half of the year (€274.1 million in 2023), mainly impacted by larger deferred financial expenses from our debt reducing by €1.6bn with the SRAAS proceeds. Reported net income of the Group amounted to EUR 36.3 million in the first half of 2024. Grifols reiterates its commitment to debt reduction. Its leverage ratio stood at 5.5x in the first half of 2024, driven by the 1.6 billion euros proceeds from the sale of 20% of SRAAS and the organic improvement in EBITDA. The target is to bring the ratio to 4.5x by the end of 2024, with the main lever being EBITDA improvement and, to a lesser extent, cash generation. The proceeds from the SRAAS transaction will be allocated in full, and on a pro rata basis, to reduce the 2025 Senior Secured Notes (SSNs) and the 2027 Term Loan B (TLB), according to the Credit Agreement. In addition, the €1 billion Private Placement Note (PPN) has already been used to repay the 2025 Senior Unsecured Notes (SUNs). The Company does not have additional maturities until 2027. Excluding the impact of IFRS 163 3, Grifols' net financial debt amounted to 8,262.1 million euros. At June 30, 2024 and excluding the net proceeds from the divestment of SRAAS, Grifols had a liquidity position of 915 million euros, which includes a cash position of 568 million euros. CORPORATE GOVERNANCE Changes in governance separating property management within the framework of a planned strategy In February, Raimon Grifols and Víctor Grifols Deu decided to put an end to their executive role, remaining on the Board of Directors of Grifols as proprietary directors. As of May 31, 2024, they cease to have the category of "executive directors" as they cease to perform management functions at Grifols, and as of June 1, 2024, they become "proprietary directors". These changes are part of a long-planned and carefully designed strategy for the evolution of Grifols' corporate governance, which Raimon Grifols and Víctor Grifols Deu initiated in 2022, together with the Board, to progressively separate ownership from management of the company, setting a new standard for family-owned companies listed on the Spanish stock exchange. Nacho Abia takes over as Chief Executive Officer On April 1, Nacho Abia officially assumed the position of Chief Executive Officer of Grifols, reporting directly to Thomas Glanzmann, who will retain the position of Executive Chairman. Previously, on February 26, 2024, 3 3 As of June 2024, the impact of IRFS 16 on total debt is €1,134.2 million

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 4 Nacho Abia was appointed to the Board of Directors of Grifols. Consequently, Raimon Grifols and Víctor Grifols Deu transfer their responsibilities to Nacho Abia and will remain with the company as advisors in a transition period that ended on May 31, 2024. The addition of Nacho Abia concludes a planned corporate governance evolution that began in 2022 to separate ownership from management of the company. Nacho Abia will focus on continuing to accelerate the company's growth, drive operational excellence and execute the deleveraging plan. He will also continue to reduce operational complexity and improve clarity. AGREEMENTS Grifols Egypt moves towards self-sufficiency thanks to solid plasma volumes obtained In February, Grifols announced that its integrated plasma collection and blood product production platform in Africa is making great strides towards its goal of achieving local self-sufficiency in these essential treatments. Grifols Egypt, which expects to double plasma collections by 2024, is already receiving enough donations to cover Egypt's current domestic need for immunoglobulins. Meanwhile, the project to build a new 105,000 square meter, state-of-the-art production center in the Medical City of the New Administrative Capital, which will include fractionation and purification plants, logistics facilities and what will be Grifols' first fully automated plasma testing laboratory in the world, is still underway. When fully operational, Grifols Egypt will analyze more than one million plasma samples per year. Grifols completes the sale of 20% of its stake in Shanghai RAAS and forges a strategic alliance with Haier Group in China On June 18, 2024, Grifols reported the sale of its 20% stake in SRAAS for approximately 1.6 billion euros and the establishment of a strategic alliance with Haier Group Corporation (Haier Group), following confirmatory due diligence by Haier and after obtaining all required government approvals. Grifols and Haier Group will collaborate through SRAAS to create synergies that will help boost the development of the Chinese healthcare system. The two companies extend their exclusive albumin distribution agreement for the next 10 years, with guaranteed minimum supply volumes for the next five years (2024-2028). SRAAS will be able to extend this agreement until 2044. The demand for albumin in China is significant and is expected to grow considerably in the coming years. With this transaction, announced in December 2023, Grifols maintains its presence in China and its commercial agreements with SRAAS, while meeting its deleveraging commitment. The company will use all proceeds to meet its deleveraging commitment.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 5 INNOVATION Grifols continues to make progress and meet the milestones planned Grifols' innovation pipeline continues to make solid progress. Out of a total of nine milestones set for the year, the company has met the four milestones planned for the first half of 2024 and 2 expected to be met during the second half of the year related to Xembify® SCIG bi-weekly dosing and a GigaGen asset to treat the Hepatitis B virus (HBV). Highlights include the recruitment of the first patient in the Phase 1/2 trial of the subcutaneous formulation of Alpha-1-15%, the last patient recruited for the PRECIOSA albumin trial, and the Investigational New Drug Application (IND) for the Phase 1 GIGA2339 trial to treat Hepatitis B virus (HBV). Positive preliminary results of phase 3 clinical trial with fibrinogen In February 2024, Biotest's fibrinogen concentrate (FC), BT524, achieved the primary endpoint in the AdFIrst clinical trial, demonstrating its efficacy in the treatment of acquired fibrinogen deficiency as equivalent to standard therapy, while maintaining an excellent safety profile. The regulatory approvals process in Europe and the United States is scheduled to begin in the fourth quarter of 2024. This CF could be the first to be approved for a DAF indication in the U.S. Launch in China of Erytra Eflexis, a powerful blood typing system In April 2024, Grifols announced the launch in China of its leading blood typing technology - the fully automated Erytra Eflexis system - after receiving regulatory approval. The system enables complex blood typing analyses to be performed rapidly and represents a new generation of fully automated blood typing analyzers designed to improve pre-transfusion compatibility testing. GigaGen announces dosing of first patient in Phase 1 trial of anti-CTLA-4 oncology candidate in advanced solid tumors In May 2024, GigaGen, a subsidiary of Grifols, announced the dosing of the first patient in the Phase 1 clinical trial evaluating the safety and tolerability of its anti-CTLA-4 oncology drug, GIGA-564, for the treatment of metastatic or locally advanced solid tumors. The trial is being conducted by researchers at the U.S. National Cancer Institute (NCI), part of the U.S. National Institutes of Health, in close collaboration with GigaGen. Grifols-Biotest receives FDA approval for Yimmugo immunoglobulin® in the treatment of primary immunodeficiency diseases In June 2024, Biotest received U.S. FDA approval for Yimmugo®, an innovative intravenous immunoglobulin (IG) for the treatment of primary immunodeficiencies, which adds to Grifols' strong franchise of intravenous and subcutaneous IG treatments.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 6 The launch of Yimmugo in the U.S. in the second half of 2024 follows the successful launch in Europe in late 2022 and will contribute to Grifols' future revenue growth and profitability. Yimmugo is the first of three plasma proteins in Biotest's portfolio to be marketed in different countries, including the United States.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 7 NON-FINANCIAL INFORMATION COMMITMENT TO THE HUMAN TEAM Workforce, equal opportunities, and diversity In the first half of 2024, Grifols' workforce was 23,505 people, a reduction of -1% compared to the end of 2023. Specifically, the workforce in the USA it has decreased by -3.5% to 13.579 people; in Spain it has increased by 4,3% to 4.355 people; and in ROW (rest of the world) has remained stable at 5.571 people. Grifols works to guarantee equal opportunities, values diversity, actively promotes inclusion and encourages the professional development of its employees. In the first six months of the year, Grifols has continued to make progress on its Strategic Diversity and Inclusion (D&I) Plan, a three-year plan that began in January 2023, focused on creating specific training pathways on key diversity topics, constant review of HHRR policies and programs to ensure the company reflects the diversity of the communities in which it operates, as well as strengthening Employee Resource Groups (ERGs) and local D&I ambassador groups at various Grifols sites. In the first half of 2024, significant progress has been made in line with the commitments set out in the Grifols 2030 Agenda. Among them, the number of women in management positions has increased by +2% in the period and now represents 41% of the total. In addition, the Grifols team includes people of more than 90 nationalities and close to 800 people with disabilities. As of June 30, 2024, 57% of the workforce is made up of women and 43% of men. Physical and mental health and well-being In the area of health and wellbeing, significant progress has also been made during the first half of 2024 within the framework of Grifols' three-year Strategic Wellbeing Plan "Care for your heart" which, in force since 2022, focuses on the prevention and awareness of cardiovascular risk. To this end, we have continued with our nutrition activities in Spain, and have launched the sleep campaign, with various activities in the countries where we operate, such as masterclasses by experts in sleep hygiene. In the second half of the year, we will work on tobacco consumption as the last cardiovascular risk factor. From 2023, Grifols also has a new corporate mental health policy to support and safeguard the well-being of its human team in a comprehensive manner. In this context, in 2023 Grifols implemented a specific mental health action plan, where one of the actions launched was to monitor various indicators of mental health and well-being of the workforce, provide them with tools to prevent and manage anxiety and stress, and foster a culture that prevents any type of discrimination related to mental health. During 2024, work has been carried out on an emotional health survey. In this regard, the information from the company's global engagement questionnaire is used to extract an emotional management indicator that considers three factors: leadership, organization and personnel.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 8 Training, promotion and talent retention The training and development of Grifols' human resources is fundamental to the company. In the first half of 2024, more than 2.5 million hours were devoted to staff training, an average of 125 hours per employee. Noteworthy is the commitment to team development. During the first half of 2024, the second edition of the Talent Program was conducted, in which 100 high-potential people from the organization undergo a personalized development plan that includes, among other things, job rotations and specific training, including those related to change management and the improvement of performance evaluation processes, among others. Additionally, this year Grifols has launched two new development programs: the Grow Program, which, over an 8-month training pathway, will prepare high-potential individuals within the company to become future managers, and the LEAP (Leading Excellence for Advancing Performance) Program, which will support future leaders of the Plasma organization through an extensive 9-month training program. ENVIRONMENT Advancing commitments In the first half of the year, Grifols published the environmental balance sheet for the year 2023 in its Annual Integrated and Sustainability Report. This report fully complies with the requirements and recommendations of the Global Reporting Initiative (GRI), has been approved by Grifols' Board of Directors and verified by an independent external audit. In addition, an external audit was conducted to monitor the Environmental Management System in ISO 14001- certified companies in Spain and the United States, with satisfactory results. In 2023, the evolution of the 2030 Agenda has been positive: although CO2 equivalent emissions have increased by +1.3%4 4 in absolute value, they have decreased by -4.3% relative to sales and CO2 equivalent emissions intensity for scopes 1, 2 and 35 5 has been reduced by -33%. In addition, energy consumption relative to sales decreased by -2%, renewable electricity consumption was -34.3% compared to -26.4% in 2022, and water consumption increased in absolute value by +22% compared to 2023, but by +13% relative to sales. Details of progress in achieving Grifols' 2030 commitments and the 2023-2026 corporate Environmental Program are included in the aforementioned report, which also includes an update on climate risks and opportunities following the recommendations of the Task Force for Climated-related Financial Disclosure (TCFD). Corporate Environmental Program 2023-2026 Grifols continues to make progress on its Corporate Environmental Program 2023-2026, which includes some 60 specific actions aimed at making further progress in three key areas: energy efficiency, circular economy 4 4 Data corresponding to 2023 vs. 2022 for scopes 1 and 2 (market-based) 5 5 Data corresponding to 2023 vs. 2022 for scopes 1 and 2 (market-based) and 3

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 9 and biodiversity. The development of this program will reduce energy consumption by more than 8,000 million kWh and a reduction of more than 60,000 tons of CO2 e per year (scopes 1 and 2) with a total investment of more than 26 million euros. The targets set constitute the roadmap for achieving the corporate objectives set for the year 2030. These include: - Signing of renewable electricity purchase agreements through PPA (Power Purchasing Agreement) contracts in Spain and the USA for 169 million kWh/year. - Implementation of energy efficiency measures at the Biopharma and Diagnostic facilities in Barcelona (Spain). - Application of artificial intelligence measures in the control systems of the Biopharma plants in Barcelona (Spain) and Clayton (USA). - Implementation of actions to reduce heat energy consumption at the GWWO (Ireland) and Biotest (Germany) facilities. - 39,000 m3 reduction in water consumption at Biopharma's Barcelona facilities. - Reduction of +75 tons of plastic waste per year at Biopharma's plants in Barcelona. - Reduction of ethanol residues at Biopharma's facilities in Germany. - Maintain and establish new biodiversity conservation programs in natural areas owned by Grifols or in its areas of influence, both in Spain and in the USA. Key initiatives implemented in the first half of 2024 - Publication of a new Biodiversity Policy that integrates ecological considerations into Grifols' strategic decisions, ensuring that the company minimizes its environmental footprint and contributes positively to the ecosystems in which it operates. - Update of Grifols' Energy Policy to ensure that its application increases competitiveness and reduces its environmental impact. - Progress in adapting environmental information reporting to the new European regulations starting with dual materiality analysis and analysis of required information - Application to the Science Based Targets Initiative (SBTi) for the validation of the carbon reduction targets proposed by Grifols SUSTAINABILITY Recognitions in the first half of 2024 Grifols' performance in recent years has enabled it to be recognized as one of the most sustainable companies in the world. This is demonstrated by its inclusion and presence in the Dow Jones Sustainability Index (DJSI) Euro, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, FTSE4Good Global and Bloomberg Gender-Equality Index (GEI), among others. In addition, various agencies such as Standard & Poor's Global Rating, Moody's, Sustainalytics, EcoVadis and ISS evaluate Grifols' performance in terms of sustainability.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 10 Transparency As part of its commitment to transparency, Grifols has detailed for the ninth consecutive year all payments and other transfers of value related to medicines and healthcare technology made to professionals and organizations in the sector in various European countries defined in the EFPIA scope, including Spain. In 2023, Grifols made transfers of value in Europe for a total amount of 14.5 million euros, which represents a decrease of 25% compared to 2022. Of these, 68.9% were transfers of value related to R&D, amounting to 10.0 million euros. Transfers of value to healthcare organizations and professionals amounted to €4.5 million. In addition to Europe, Grifols applies this transparency policy in the United States as stipulated by the Centers for Medicare & Medicaid Services (CMS). Social action Grifols extended its commitment to the World Federation of Hemophilia's (WFH) humanitarian aid program until 2030 and will donate a minimum of 240 million international units (IU) of clotting factors (factor VIII and factor IX) to the WFH Humanitarian Aid Program in the period 2022 - 2030. Grifols has been collaborating with the World Federation of Hemophilia since 2014 and, in addition to support of humanitarian initiatives, we have also supported and encouraged patient-centric initiatives through the Grifols Hemophilia Awareness Global Awards (GHAGA) which has provided winners awards of up to €30,000 for programs that have contributed to improving the care of hemophilia patients and their quality of life. Grifols also collaborates with Habitat for Humanity since 2014 to provide safe, decent and healthy housing in communities in across the United States. Employees in California have helped the organization meet the need for affordable housing and supported local non-profit organizations by rehabilitating homes for families and building playhouses in their nearby communities, respectively. Nearly 50 Grifols volunteers from our sites in San Diego, Los Angeles and Emeryville participated in six Habitat build events during the first half of the year. RISKS At June 30, 2024, the Group maintains the same financial risk management policies and objectives than it had at December 31, 2023. In this context, the Group has actively worked to implement its deleveraging plan by taking the following actions: On April 23, 2024, a private placement of Euros 1,000 million of senior secured bonds was made and, on June 4, 2024, an additional placement of Euros 300 million of senior secured bonds. The funds received have been used for the redemption of senior unsecured notes maturing in May 2025 and the remainder was used for the repayment of the revolving facility (RCF). On June 18, 2024, the sale of the 20% shareholding in Shanghai RAAS to Haier was completed and these funds will be used to partially amortize the senior secured debt on a pro rata basis.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended June 30, 2024

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Likewise, in accordance with the debt contracts, the Group must meet certain financial ratios. As of June 30, 2024, the Group complies with the financial ratios established in the contract.

Net revenue by division and region for the second quarter of 2024

	Q2 2024	Q2 2023	% vs PY	
	Grifols	Grifols	Grifols	
In thousands of euros			Reported	At cc*
Revenue by Business Unit	**1,817,908**	**1,663,458**	**9.3%**	**9.3%**
Biopharma	1,527,627	1,407,524	8.5%	8.4%
Diagnostic	164,261	165,013	(0.5%)	1.2%
Bio Supplies	78,095	40,349	93.5%	92.6%
Others & intersegments	47,924	50,572	(5.3%)	(4.7%)
Revenue by Country	**1,817,908**	**1,663,458**	**9.3%**	**9.3%**
US + CANADA	1,037,872	979,313	6.0%	5.5%
EU	375,897	321,871	16.8%	16.8%
ROW	404,139	362,274	11.6%	10.3%

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

Net revenue by division and region for the first half of 2024

	H1 2024	H1 2023	% vs PY	
	Grifols Combined	Grifols Combined	Grifols Combined	
In thousands of euros			Reported	At cc*
Revenue by Business Unit	**3,443,613**	**3,224,946**	**6.8%**	**7.5%**
Biopharma	2,922,355	2,698,215	8.3%	8.9%
Diagnostic	322,544	341,488	(5.5%)	(3.7%)
Bio Supplies	109,563	82,615	32.6%	32.6%
Others & intersegments	89,151	102,628	(13.1%)	(12.5%)
Revenue by Country	**3,443,613**	**3,224,946**	**6.8%**	**7.5%**
US + CANADA	1,963,198	1,922,864	2.1%	2.6%
EU	707,423	627,531	12.7%	12.7%
ROW	772,992	674,551	14.6%	16.3%

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

11

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 12 ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION OR ALTERNATIVE PERFORMANCE MEASURES (APM) To complement the consolidated financial statements presented in accordance with International Financial Reporting Standards (IFRS), Grifols provides the following tables and reconciliations. These tables contain APM measures, which are used in conjunction with financial metrics in accordance with IFRS. Their purpose covers budget setting, business management, operational and financial performance evaluation, as well as comparison with prior periods and competitors. The inclusion of these measures is useful as it allows for analysis and comparison of profitability and solvency across companies and industries, eliminating accounting and financial effects that are not directly related to cash flows. In addition, Grifols presents non-financial measures because they are commonly used by investors, securities analysts, and other market players. These measures comple(ment the analysis of financial performance and should be considered in conjunction with IFRS metrics, not as a replacement for them. The following tables set out the measures and ratios commonly used by Grifols, including their name, purpose and, in the case of ratios, how they are calculated. Alternative Performance Measures Definition Aim / Purpose Revenue at constant currency Reported revenue + variation due to exchange rate impact Excludes fluctuations in the exchange rates of the different currencies in which Grifols reports revenues in order to facilitate to facilitate the comparison between different financial periods and the understanding of their evolution. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) or Gross Operating Profit Operating profit + depreciation, amortization and provisions El EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) evaluates operating results without taking into account large expense items that have no impact on cash flows. This metric provides a more accurate and comparable understanding of the company's performance.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 13 EBITDA adjusted Same as above + extraordinary costs - extraordinary revenues For more information about these extraordinary amounts, see reconciliation tables below. More accurately reflects the company's organic performance, including or excluding certain non-recurring amounts, see detail below: - Restructuring costs: in 2022, 2023 and 2024 the company incurred a set of extraordinary costs in order to significantly reduce its cost structure following the impact of COVID-19. In this regard, in 2022 the company implemented a comprehensive operational improvement plan ("Operational Improvement Plan") designed to strengthen its competitiveness and create a leaner and more efficient organization. This plan is estimated to achieve annual cost savings of more than 450 million euros. The result of this initiative translates into a significant reduction in the company's total cost base, an improvement in its operating cash flow, and the establishment of a more dynamic and efficient operating model. This is the first time the company has implemented such a plan. These impacts have been considered of a non-recurring nature because it is not a plan that is carried out on an annual basis, as well as for its own extraordinary nature. Specifically in the year 2022, costs of €36.1 million were incurred, mainly related to the closure of 18 plasma centers with the aim of optimizing the plasma center network. Additionally, in 2023, a restructuring impact related to this Operational Improvement Plan is recorded, totaling €159.3 million. In the first half of 2024, this amounted to €12m. - Transaction costs: during the COVID-19 period, the company

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 14 decides that it needs to make significant investments to reinforce its innovation, specifically its R&D product portfolio. In this sense, Grifols acquires Biotest in September 2021 and closes the acquisition in April 2022. The objective of this transaction is based on acquiring two new key proteins for its portfolio that will contribute to improving profitability and plasma liter revenues. In addition to enhancing its economic performance, this transaction will contribute to expanding and diversifying Grifols' plasma supply; it will strengthen its operations and revenues in Europe, the Middle East, and Africa. In 2023, transaction costs are related to the strategic transaction in China with Haier Group, through which it will sell approximately a 20% stake in Shanghai RAAS to Haier for approximately USD 1.8 billion. The extraordinary nature of this transaction must be taken into account in the context of the company's leverage. Mainly linked to this, in 2024 we accounted transaction costs of €31m. -Diagnostic commercial true-up: excludes the extraordinary impact related to revenue recognized as a result of winning a litigation with a customer in the Diagnostics business unit in the first half of 2023. -Impairments: in 2023 it refers to an impairment in “Others” business unit. Divestment gain: Negative adjustment to EBITDA following the divestment of MedKeeper in 2022. This impact (negative adjustment) has been excluded in the third quarter of 2023 as it is considered non-recurring, linked to an extraordinary

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 15 divestment decision. The reason for the transaction is that this company was not linked to Grifols' core operations. -Biotest Next Level (BNL) project: in 2023, this refers to a specific project aimed at increasing Biotest's production capacity in Dreieich, Germany. It has been decided to adjust the costs strictly related to this project due to the extraordinary and non-recurring nature of this project due to the high investment in terms of operating expenses required to start up the company's production facilities. Failure to adjust for this impact would distort the picture of the company's level of recurring operating expenses. Other Non-Recurring Items: in H1’24, most of these one-offs were related to costs as a consequence of the short-seller attack. EBITDA adjusted 12M EBITDA calculated considering the last 12 months To make comparable periods that do not necessarily coincide with the closing months of the fiscal year. Refer to the term "adjusted" to the immediately preceding point. EBITDA adjusted as per Credit Agreement Definition established in the Grifols Credit Agreement. defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or Measure used to calculate the leverage ratio.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 16 non-recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months. EBIT (Earnings Before Interest and Taxes) Revenue – operating expenses Measures profitability and reflects earnings before interest expense and taxes Net financial debt as per Credit Agreement Definition established in the Grifols Credit Agreement. Amount by which Grifols's total financial liabilities exceed its total financial assets, including cash and cash equivalents. It excludes the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. Non-current financial liabilities – Non-recurrent lease liabilities (IFRS16) + Current financial liabilities – Current lease liabilities (IFRS16) – Cash and cash equivalents Measure used to calculate the leverage ratio. Leverage ratio Net financial debt as per Credit Agreement / EBITDA adjusted 12M as per Credit Agreement Measure of the company's ability to repay its debt based on the company's operating income, based on EBITDA, without taking into net financial results, taxes, depreciation and amortization.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 17 R&D net investment R&D current expenses in P&L + R&D capitalized – R&D depreciation, amortization and write-offs + R&D CAPEX fixed assets + R&D external A more accurate reflection of the resources that the company is allocating to its research and development activities. Excludes capitalizations and amortizations associated with research and development (R&D) projects. CAPEX PP&E Additions – interest capitalized Breaks down the cash flow that the company invests in its productive capacity, as well as increases in productivity and efficiency in its processes. The impact of financing is excluded, as it does not provide an operational view of the business and could distort the analysis. Reconciliation of APM to Financial Statements For reconciliation purposes, detailed information is provided below.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended June 30, 2024

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Net revenues by division reported at constant currency for the second quarter of 2024

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Net Revenues	1,817,908	1,663,458	9.3%
Variation due to Exchange Rate Effects	103		
Net Revenues at Constant Currency	**1,818,011**	**1,663,458**	**9.3%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Biopharma Net Revenues	1,527,627	1,407,524	8.5%
Variation due to Exchange Rate Effects	(2,543)		
Reported Biopharma Net Revenues at Constant Currency	**1,525,084**	**1,407,524**	**8.4%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Diagnostic Net Revenues	164,261	165,013	(0.5%)
Variation due to Exchange Rate Effects	2,728		
Reported Diagnostic Net Revenues at Constant Currency	**166,989**	**165,013**	**1.2%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Bio Supplies Net Revenues	78,095	40,349	93.5%
Variation due to Exchange Rate Effects	(390)		
Reported Bio Supplies Net Revenues at Constant Currency	**77,705**	**40,349**	**92.6%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported Others & Intersegments Net Revenues	47,924	50,572	(5.2%)
Variation due to Exchange Rate Effects	308		
Reported Other & Intersegments Net Revenues at Constant Currency	**48,232**	**50,572**	**(4.6%)**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported U.S. + Canada Net Revenues	1,037,872	979,313	6.0%
Variation due to Exchange Rate Effects	(4,511)		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,033,361**	**979,313**	**5.5%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported EU Net Revenues	375,897	321,871	16.8%
Variation due to Exchange Rate Effects	(59)		
Reported EU Net Revenues at Constant Currency	**375,838**	**321,871**	**16.8%**

In thousands of euros	Q2 2024	Q2 2023	% Var
Reported ROW Net Revenues	404,139	362,275	11.6%
Variation due to Exchange Rate Effects	(4,674)		
Reported ROW Net Revenues at Constant Currency	**399,465**	**362,275**	**10.3%**

18

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended June 30, 2024

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Net revenues by division reported at constant currency for the first half of 2024

In thousands of euros	H1 2024	H1 2023	% Var
Reported Net Revenues	3,443,613	3,224,946	6.8%
Variation due to Exchange Rate Effects	21,687		
Net Revenues at Constant Currency	**3,465,300**	**3,224,946**	**7.5%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported Biopharma Net Revenues	2,922,355	2,698,215	8.3%
Variation due to Exchange Rate Effects	14,733		
Reported Biopharma Net Revenues at Constant Currency	**2,937,088**	**2,698,215**	**8.9%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported Diagnostic Net Revenues	322,544	341,488	(5.5%)
Variation due to Exchange Rate Effects	6,351		
Reported Diagnostic Net Revenues at Constant Currency	**328,895**	**341,488**	**(3.7%)**

In thousands of euros	H1 2024	H1 2023	% Var
Reported Bio Supplies Net Revenues	109,563	82,616	32.6%
Variation due to Exchange Rate Effects	(22)		
Reported Bio Supplies Net Revenues at Constant Currency	**109,541**	**82,616**	**32.6%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported Others & Intersegments Net Revenues	89,151	102,628	(13.1%)
Variation due to Exchange Rate Effects	624		
Reported Other & Intersegments Net Revenues at Constant Currency	**89,775**	**102,628**	**(12.5%)**

In thousands of euros	H1 2024	H1 2023	% Var
Reported U.S. + Canada Net Revenues	1,963,198	1,922,864	2.1%
Variation due to Exchange Rate Effects	10,406		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,973,604**	**1,922,864**	**2.6%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported EU Net Revenues	707,423	627,531	12.7%
Variation due to Exchange Rate Effects	(225)		
Reported EU Net Revenues at Constant Currency	**707,198**	**627,531**	**12.7%**

In thousands of euros	H1 2024	H1 2023	% Var
Reported ROW Net Revenues	772,992	674,551	14.6%
Variation due to Exchange Rate Effects	11,506		
Reported ROW Net Revenues at Constant Currency	**784,498**	**674,551**	**16.3%**

19

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Management Report
for the six-month period ended June 30, 2024
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Reconciliation of other figures for the first half of 2024:

- **Leverage ratio as per Credit Agreement**

o Net financial debt as per Credit Agreement

In millions of euros except ratio.	Q2'24	Q1'24	Q4'23	Q3'23	Q2'23
Non-Current Financial Liabilities	8,752	9,650	10,034	10,299	10,314
Non-recurrent Lease Liabilities (IFRS16)	(1,025)	(1,026)	(1,004)	(928)	(1,002)
Current Financial Liabilities	2,757	1,745	1,023	757	739
Recurrent Lease Liabilities (IFRS16)	(109)	(111)	(107)	(104)	(108)
Cash and Cash Equivalents	(2,113)	(449)	(530)	(484)	(541)
Net Financial Debt as per Credit Agreement	**8,262**	**9,811**	**9,416**	**9,540**	**9,403**

o Adjusted EBITDA as per Credit Agreement

In millions of euros except ratio.	LTM Q2'24	LTM Q1'24	FY 2023	LTM Q3'23	LTM Q2'23
OPERATING RESULT (EBIT)	**1,005**	**953**	**799**	**722**	**658**
Depreciation & Amortization	(444)	(435)	(452)	(456)	(456)
Reported EBITDA	**1,450**	**1,388**	**1,251**	**1,178**	**1,114**
IFRS 16	(110)	(104)	(102)	(103)	(101)
Restructuring costs	34	24	159	165	171
Transaction costs	65	59	48	31	19
Cost savings, operating improvements and synergies on a "run rate"	136	132	135	121	121
Other one-offs	(82)	(49)	(7)	24	24
Total adjustments	**42**	**61**	**233**	**238**	**234**
Adjusted EBITDA LTM as per Credit Agreement	**1,492**	**1,449**	**1,484**	**1,416**	**1,348**
Leverage Ratio as per Credit Agreeement	**5.5x**	**6.8x**	**6.3x**	**6.7x**	**7.0x**

o Adjusted EBITDA

In thousand of euros	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2024 LTM	Q2 2023
OPERATING RESULT (EBIT)	**299,321**	**203,802**	**251,582**	**250,587**	**1,005,292**	**229,519**
Depreciation & Amortization	(114,310)	(106,139)	(114,985)	(108,978)	(444,412)	(109,789)
Reported EBITDA	**413,631**	**309,941**	**366,567**	**359,565**	**1,449,705**	**339,308**
% Net revenue	*22.8%*	*19.1%*	*20.7%*	*22.5%*	*21.3%*	*20.4%*
Restructuring costs	10,095	2,326	19,916	-	32,336	-
Transaction costs	16,145	15,318	19,590	13,762	64,815	9,735
Impairments	-	-	1,794	-	1,794	-
Biotest Next Level Project	4,922	16,798	33,100	-	54,820	-
SRAAS Capital gain	(34,091)	-	-	-	-	-
SRAAS 20% Ownership	28,473	-	-	-	-	-
Other non-recurring items	1,613	6,020	-	-	7,632	-
Total adjustments	***27,157***	**40,461**	**74,400**	**13,762**	**161,398**	**9,735**
Adjusted EBITDA *	**440,788**	**350,402**	**440,967**	**373,326**	**1,611,104**	**349,043**
% Net revenue	*24.2%*	*21.6%*	*24.9%*	*23.4%*	*23.7%*	*21.0%*

20

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 21 - Cash Flow excluding one-offs for the second quarter of 2024 - Cash Flow excluding one-offs for the first half of 2024 In thousands of euros Reported Restructuring costs One Off's Adjusted Transaction costs Total one-offs Reported excl. One-offs Reported Reported excl. One-offs Reported Reported excl. One-offs Reported Group Profit 14,841 9,171 15,669 23,597 48,437 63,278 38,167 46,158 -61% 37% Depreciation and Amortization 113,786 192 (9,513) - (9,321) 104,464 108,823 108,823 5% -4% Net Provisions 40,220 - - - - 40,220 5,425 10,292 641% 291% Other Adjustments and Other Changes in Working Capital (80,290) 2,497 13,263 4,036 19,796 (60,495) (66,872) (64,614) -20% 6% Change in Operating Working Capital 164,304 (2,652) 11,207 11,040 19,595 183,899 (126,790) (129,923) 230% 242% Changes in Inventories (2,772) - 13,883 - 13,883 11,111 (125,209) (144,039) 98% 108% Change in Trade Receivables 64,011 - - - - 64,011 (167,190) (122,451) 138% 152% Change in Trade Payables 103,065 (2,652) (2,676) 11,040 5,712 108,777 210,307 195,423 -51% -44% Net Cash Flow From Operating Activities 252,861 9,208 30,626 38,673 78,505 331,366 (18,898) 165 1438% 201309% Business Combinations and Investments in Group Companies 1,445,351 - - - - 1,445,351 - - - - CAPEX (43,066) - - - - (43,066) (44,573) (44,573) 3% 3% R&D/Other Intangible Assets (41,247) - - - - (41,247) (19,879) (19,879) -107% -107% Other Cash Inflow / (Outflow) (11,709) - - - - (11,709) 12,714 12,714 -192% -192% Net Cash Flow From Investing Activities 1,349,329 - - - - 1,349,329 (51,738) (51,738) 2708% 2708% Free Cash Flow 9,208 1,602,190 30,626 38,673 78,506 1,680,695 (70,636) (51,573) 2368% 3359% Issue / (Repayment) of Debt 49,861 - - - - 49,861 188,580 188,580 -74% -74% Capital Grants 2,004 - - - - 2,004 42 42 4645% 4645% Dividends (Paid) / Received - - - - - - 2,105 2,105 -100% -100% Other Cash Flows From / (Used in) Financing Activities 7,574 - - - - 7,574 (5,799) (5,799) 231% 231% Net Cash Flow From Financing Activities 59,439 - - - 59,439 - 184,928 184,928 -68% -68% Total Cash Flow 1,661,629 9,208 30,626 38,673 78,506 1,740,134 114,292 133,354 1354% 1205% Cash and Cash Equivalents at the Beginning of the Period 448,545 - - - - 448,545 425,655 425,655 5% 5% Effect of Exchange Rate Changes in Cash and Cash Equivalents 3,046 - - - - 3,046 (137) (137) 2329% 2329% Cash and Cash Equivalents at the End of the Period 2,113,220 9,208 30,626 38,673 78,506 2,191,726 539,810 558,872 291% 292% Q2 2024 Q2 2023 % vs PY Grifols Grifols Grifols In thousands of euros Reported Restructuring costs One Off's Adjusted Transaction costs Total one-offs Reported excl. One-offs Reported Reported excl. One-offs Reported Reported excl. One-offs Reported Group Profit 36,259 9,171 15,669 23,597 48,437 84,696 (70,099) 35,561 152% 138% Depreciation and Amortization 219,402 192 (9,513) - (9,321) 210,080 228,636 228,636 -4% -8% Net Provisions - 54,886 - - - 54,886 75,840 41,728 -28% 32% Other Adjustments and Other Changes in Working Capital (47,656) 2,960 23,196 7,866 34,022 (13,635) (44,698) (14,997) -7% 9% Change in Operating Working Capital (174,952) (4,346) (2,676) 5,514 (1,508) (176,460) (270,039) (273,172) 35% 35% Changes in Inventories (132,882) - - - - (132,882) (187,225) (187,225) 29% 29% Change in Trade Receivables (89,669) - - - - (89,669) (127,523) (108,693) 30% 18% Change in Trade Payables 47,599 (4,346) (2,676) 5,514 (1,508) 46,091 44,709 22,746 6% 103% Net Cash Flow From Operating Activities 87,939 7,977 26,676 36,976 71,628 159,567 (80,360) 17,757 209% 799% Business Combinations and Investments in Group Companies 1,425,131 - - - - 1,425,131 - - - - CAPEX - (81,116) - - - (81,116) (87,312) (87,312) 7% 7% R&D/Other Intangible Assets (63,251) - - - - (63,251) (40,671) (40,671) -56% -56% Other Cash Inflow / (Outflow) (19,387) - - - - (19,387) (6,792) (6,792) -185% -185% Net Cash Flow From Investing Activities 1,261,377 - - - - 1,261,377 (134,775) (134,775) 1036% 1036% Free Cash Flow 7,977 1,349,316 26,676 36,976 71,628 1,420,944 (215,135) (117,018) 727% 1314% Issue / (Repayment) of Debt 203,586 - - - - 203,586 210,464 210,464 -3% -3% Capital Grants - 5,699 - - - 5,699 1,367 1,367 317% 317% Dividends (Paid) / Received - - - - - - 2,105 2,105 -100% -100% Other Cash Flows From / (Used in) Financing Activities 15,610 - - - - 15,610 - - - - Net Cash Flow From Financing Activities 224,895 - - - 224,895 - 213,936 213,936 5% 5% Total Cash Flow 1,574,211 7,977 26,676 36,976 71,628 1,645,839 (1,199) 96,917 131391% 1598% Cash and Cash Equivalents at the Beginning of the Period 529,577 - - - - 529,577 549,207 549,207 -4% -4% Effect of Exchange Rate Changes in Cash and Cash Equivalents 9,432 - - - - 9,432 (6,968) (6,968) 235% 235% Cash and Cash Equivalents at the End of the Period 2,113,220 7,977 26,676 36,976 71,628 2,184,848 541,040 639,156 291% 242% Grifols Combined % vs PY Grifols Combined H1 2024 Grifols Combined H1 2023

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended June 30, 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 22 - CAPEX CAPEX In thousend of euros Q2'24 Q1'24 Q4'23 Q3'23 Q2'23 CAPEX Reported 38,050 42,660 78,869 45,260 42,670 Interest Capitalized 7,799 7,581 9,780 9,133 8,927 CAPEX with Interest 50,240 45,849 88,649 54,394 51,597

GRIFOLS, S.A. AND SUBSIDIARIES At their meeting held on 29 July 2024, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the condensed consolidated interim financial statements and consolidated directors’ report for the period from 1 January 2024 to 30 June 2024. Thomas Glanzmann Executive Chairman Jose Ignacio Abia CEO Raimon Grifols Roura Board member Victor Grifols Deu Albert Grifols Coma-Cros Montserrat Muñoz Abellana Board member Board member Board member Tomás Dagà Gelabert Iñigo Sánchez-Asiaín Mardones Enriqueta Felip Font Board member Board member Board member Susana González Rodríguez Anne-Catherine Berner Board member Board member Nuria Martín Barnés Secretary of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 30, 2024